

ANGLO AMERICAN


05006264

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

23 February, 2005

SUPPL


RECEIVED
MAR 03 2005
185

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- News Release AA plc reports recprd headline earnings of $2.7 billion, up 59% - 23 February 2005.
- News Release Anglo American Board and Management Changes – 23 February 2005.

Yours faithfully
For and on behalf of Anglo American plc

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

dlw 3/14

K:\Min\Compsec\SEC\announce let to SEC.doc


ANGLO
AMERICAN



News Release

23 February 2005

Anglo American Board and Management Changes

Non-Executive Directors

Anglo American plc (Anglo American) announces that Sir David Scholey, a non-executive director since December 1999, has decided to retire at the Annual General Meeting (AGM) to be held on April 20, 2005.

The election of Ralph Alexander as an independent non-executive director will be proposed at the AGM on 20 April 2005.

Sir Mark Moody-Stuart, Chairman of Anglo American, said: "I would like to thank David on behalf of the board for his significant contribution to the affairs of the Group over the past five years. I am delighted that Ralph has agreed to join the board where his wide international experience of operating in a major capital-intensive business will be of great value to us."

Mr Alexander said: "Anglo American is a world-class company and a recognised leader in many fields. I look forward to contributing to its continued success as a non-executive director."

Executive Directors and Executive Board Members

Anglo American also announces that, at the AGM, it will propose the election of David Hathorn and Simon Thompson, currently heads of Anglo American's Paper and Packaging and Base Metals business units respectively, as executive directors of Anglo American, effective 20 April, 2005.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

At yesterday's board meeting the board also decided to change the name of Anglo American's Executive Committee to the Executive Board and appointed Tony Redman and Lazarus Zim as members with immediate effect.

Tony Trahar, Chief Executive of Anglo American, said: "It is with great pleasure that I and my fellow directors are recommending to shareholders the election of David and Simon to the Anglo American board. They bring with them significant experience and expertise in the paper and packaging and base metals businesses and their appointments are part of a progressive programme of refreshing the board. The appointment of Tony Redman (Technical Director and chairman of Anglo Coal) and Lazarus Zim (CEO of Anglo American South Africa) to the Executive Board will further strengthen the executive team."

The Executive Board is responsible for implementing the strategies and policies determined by the board, managing the business and affairs of the Company, prioritising the allocation of capital, technical and human resources and establishing best management practices.

The Executive Board presently comprises: A J Trahar (chairman), B E Davison, D A Hathorn, R J King, A W Lea, A E Redman, S R Thompson and PL Zim.

Notes to Editors:

Ralph Alexander

Prior to taking up the post of the Chief Executive and Executive Vice President of BP Petrochemicals in 2004, his former responsibilities at BP included positions as Executive Vice President and Chief Executive, Gas Power and Renewables and Group Vice President, Upstream responsible for Russia. He has worked for BP since 1982 and prior to that worked at Exxon. His career at BP has encompassed experience in Latin America, sub-Saharan Africa, China and Russia. Ralph, who was born in New York and is a US citizen, holds a BA and MA in Nuclear Engineering from the Polytechnic University in New York and an MA in Management from Stanford University. He is 49.

David Hathorn

After studying Commerce and Chartered Accounting at the University of Natal in Pietermaritzburg, David qualified as a chartered accountant in 1987 and joined the Anglo American Corporate Finance function in 1989. From 1993 to 1995 he was Finance Director of Mondi Europe, became General Manager of Mondi Europe in 1996, CEO of Mondi Europe in 2000 and finally Chairman and CEO of the Mondi Group in 2004. He is 42.

Simon Thompson

After studying geology at University College, Oxford, Simon worked for Lloyds Bank International from 1981 –1985 in the United Arab Emirates, Bahrain and Egypt. In 1985 he joined N M Rothschild & Sons Limited in London, where he worked in the Natural Resources Group. In 1994, he joined S.G. Warburg & Co. Limited as a director in the Corporate Finance Division. In 1995 he joined Minorco as Head of Project Finance, moving to Sao Paulo in 1997 to become President of Minorco Brasil. In 1999 he became CEO of Anglo American's newly formed Zinc Division before being appointed CEO of Anglo Base Metals in 2001. He is 45.

Tony Redman

Tony studied Mining Engineering at the Royal School of Mines, Imperial College. He worked for Anglo American on the Zambian Copperbelt from 1970 to 1974, when he returned to the Royal School of Mines to complete an M.Sc. In 1976 he rejoined Anglo American at Vaal Reefs Gold Mine before moving to the Anglo Coal Division in 1979 where he was appointed Managing Director in 1996 and Chairman in 2002. In January 2005, Tony stood down as CEO of Anglo Coal to take up the position of Group Technical Director of Anglo American, retaining the Chairmanship of Anglo Coal. He is 56.

Lazarus Zim

Lazarus was appointed Chief Executive of Anglo American Corporation of South Africa Limited (AACSA) on 1 February 2005. He joined AACSA as Deputy CEO in South Africa in 2003. He holds a B. Com degree from Fort Hare University, a B. Com Hons from the University of the Witwatersrand and an M. Com (Business Economics) from Rand Afrikaans University. Before joining Anglo American, he was Managing Director of MTN International where he led all MTN operations outside South Africa including the establishment of MTN Nigeria. From 1994 to 2001 he held several positions in the pay television group MIH where he became Chief Executive Officer of MIH South Africa responsible for M-Net, SuperSport, MultiChoice South Africa (DSTV) and Oracle Air Time Sales. He began his career in small business development in the early 1980's. He is 44.




RECEIVED
MAR 0 3 2005
PROCESSING
SECTION
185

News Release

23 February 2005

Anglo American reports record headline earnings of $2.7 billion, up 59%

- Record results: headline earnings[1] up 59% at $2,689 million; headline earnings per share up 57% at $1.88
- Total profit for the year up 83% at $2,913 million
- Cash generation: EBITDA[2] up by $2.3 billion at $7.1 billion
- Record Base and Ferrous Metals performances
- $1.5 billion of projects successfully commissioned: $4.7 billion project pipeline on track
- Ongoing optimisation of asset base: $2.1 billion of disposals, including Hudson Bay and stakes in Gold Fields and Terra. Minera Sur Andes and Kumba acquisitions performing well
- Cost savings and efficiencies up 65% at $554 million
- Final dividend increased by 31% to 51 cents. Total dividend up 30% at 70 cents

HIGHLIGHTS FOR THE YEAR TO 31 DECEMBER 2004 US$ million except per share amounts	**Year ended 31.12.04**	**Year ended 31.12.03**	**Change %**
Turnover including share of joint ventures and associates	**31,795**	24,909	27.6
Total operating profit before operating exceptional items	**4,572**	2,892	58.1
Profit for the year	**2,913**	1,592	83.0
Headline earnings for the year [1]	**2,689**	1,694	58.7
Net operating assets [3]	**37,601**	29,709	26.6
EBITDA [2]	**7,110**	4,785	48.6
Net cash inflow from operating activities	**4,773**	3,184	49.9
Capital expenditure	**3,129**	3,025	3.4
Basic earnings per share (US$):			
Profit for the year	**2.03**	1.13	79.6
Headline earnings for the year	**1.88**	1.20	56.7
Dividend for the year (US cents per share)	**70.0**	54.0	29.6

[1] See note 7 for basis of calculation of headline earnings.
[2] EBITDA is operating profit before exceptional items plus depreciation and amortisation of subsidiaries and share of EBITDA of joint ventures and associates. EBITDA is reconciled to net cash inflow from operating activities above the cash flow statement.
[3] See note 2 for definition of net operating assets.

Tony Trahar, Chief Executive, said:

"The record results achieved by the Group in 2004 reflect the transformation of our asset base into a focused global resources group over the last five years. During that period, we have completed over $15 billion of acquisitions and $9 billion of disposals, creating a balanced portfolio of high quality natural resource assets and positioning the Group to benefit from growing demand for our products. Our strong cash generation has provided the flexibility to continue investing in our current businesses through our $4.7 billion project pipeline and $8 billion of potential projects, while seeking further growth opportunities through acquisition. We remain intensely focused on improving the operating efficiency of our assets and on leveraging procurement spend and innovation initiatives across our business units. Our ongoing programme has already realised $1.2 billion in efficiency and cost improvement initiatives across the Group since 2002, $554 million of which were achieved in 2004.

The Group achieved record headline earnings of $2.7 billion for 2004, an increase of 59% over 2003. Global growth during 2004 was the highest for several decades, due both to the sustained recovery in the US and continued robust economic growth in Asia, in particular the ongoing industrialisation of China, which fed through into strong demand for many of our commodities. Copper, nickel, zinc, coal and iron ore markets all benefited materially as a result and a number of these commodities reached their highest price levels for many years.

Of particular note was the strong performance by Base Metals, which recorded headline earnings of over $1 billion on the back of record production of copper, nickel, zinc and mineral sands products and significantly higher base metal prices. The Minera Sur Andes (formerly Disputada) acquisition performed particularly well, earning an EBITDA return of 48% on this recent investment. With global steel production surpassing 1 billion tonnes for the first time, headline earnings from Ferrous Metals and Industries also reached record levels, increasing more than fourfold. Coal and Platinum achieved increased profit contributions compared to the prior year, benefiting from stronger prices for their products. However, the continued strength of the South African rand, which rose 15% against the US dollar, remained a challenge for our South African operations, impacting our gold and platinum businesses in particular. Cash generation increased, with EBITDA rising by 49% to $7.1 billion, on the back of the Group's strong operating performance.

Reflecting the significant increase in earnings, the final dividend has been increased by 31% to 51 cents per share, giving a total dividend of 70 cents per share, up 30%.

We continue to make good progress on our project pipeline, one of the largest in the resources sector. During 2004, the Group successfully commissioned several major new projects, including the Collahuasi Rosario project in Chile, the Skorpion zinc mine in Namibia and the Buxton cement plant in the UK. The platinum expansion programme continues with production scheduled to increase from the current 2.45 million ounces per annum to 2.6 million ounces per annum in 2005. Mondi has brought on stream an additional 105,000 tonnes capacity of pulp and 110,000 tonnes of paper at its Ruzomberok mill, completing its $233 million paper and pulp expansion in Slovakia.

The outlook for the year ahead is very dependent on growth prospects for both OECD countries and China. While the leading indicators for the OECD currently point to some slowing of industrial output, China continues to grow strongly and will remain a vital market for many of our commodities. On the supply side, global output is generally set to increase and much will depend on the industry maintaining capital discipline in the face of higher commodity prices. A key challenge for the Group will be to continue improving operating efficiencies and cost control against a background of volatile currencies and in particular a weak US dollar. In the meantime, Anglo American's geographic and commodity diversity, its significant project pipeline, its disciplined acquisition process and strong cash generation will continue to underpin performance."

REVIEW OF 2004

Headline earnings for the year reached record levels at $2,689 million compared with $1,694 million in 2003. Profit for the year increased by 83% to $2,913 million compared with $1,592 million in the prior year. The increased profit in 2004 is principally due to strong operational results, significant profits on the sale of the Group's non-core assets including its holding in Gold Fields Limited and a reduction in net exceptional impairment charges. These more than compensated for an increased net interest charge and increase in effective tax rate.

Base Metals achieved record headline earnings of $1,042 million (39% of Anglo American's total headline earnings), an increase of over 400% compared with 2003, on the back of record production of copper, nickel, zinc and mineral sands products and significantly higher base metals prices.

Ferrous Metals and Industries reported record headline earnings of $480 million, a rise of 349% over 2003 (18% of Anglo American's total). This performance was due to improved prices for iron ore, manganese, ferrochrome, steel and vanadium, a full contribution from Kumba, together with increased volumes and cost savings.

Diamonds recorded headline earnings of $381 million (14% of Anglo American's total) compared to $386 million in 2003. Jewellery sales remained firm during 2004, with strong growth in Asia-Pacific and India, in particular. Demand for rough diamonds increased and DTC sales were 3% higher than in 2003.

Paper and Packaging headline earnings fell by 10% to $381 million (14% of Anglo American's total), reflecting a significantly tougher trading environment, particularly in the business paper sector, despite the positive impact of incremental volumes and cost savings.

Coal increased headline earnings by 51% to $351 million (13% of Anglo American's total) as strong coal demand during the year led to significantly higher export coal prices. Sales tonnage also increased by 3%.

Industrial Minerals contributed $267 million to headline earnings (10% of Anglo American's total), $3 million lower than the prior year. Tarmac faced challenging market conditions in the UK, with lower asphalt volumes and higher bitumen and fuel costs. However, Copebrás in Brazil recorded a significantly improved performance due to buoyant local market conditions, increased production and higher fertiliser prices.

Platinum recorded a 17% increase in headline earnings to $239 million (9% of Anglo American's total) due primarily to improved prices and greater sales volumes, offset by the strength of the South African rand, which raised costs in dollar terms.

Gold recorded a 5% decrease in headline earnings to $158 million (6% of Anglo American's total) mainly due to stronger operating currencies, in particular the South African rand, and lower grades. As a result of the merger to form AngloGold Ashanti, gold production increased by 8% to 6.05 million ounces.

Acquisitions
One of the most significant transactions of the year was the merger of AngloGold and Ashanti Goldfields of Ghana, which was completed in April. The merger has resulted in a substantial increase in gold reserves against a background of a diminishing global base. AngloGold Ashanti, in which Anglo American holds a 51% stake, is the world's second largest gold mining company in terms of production. AngloGold Ashanti continues to pursue further growth opportunities in new frontiers such as Laos, the Philippines and Russia, in partnership with junior mining and exploration companies.

In April, Anglo American acquired the remaining 30% minority interest in Frantschach AG for a total consideration of $390 million. Frantschach is now a wholly owned subsidiary of Anglo American. The acquisitions of Copamex's industrial packaging operations, renamed Mondimex, for $52 million and Bauernfeind for $432 million were completed in the first quarter of 2004 and are performing according to expectations, having bolstered Mondi's position in the North American and central European markets respectively.

In central Europe, the acquisition by Industrial Minerals of the Bilfinger Berger building materials business in December 2003 has brought with it a long-term reserve position in hardstone aggregates in Germany and the Czech Republic.

Codemin in Brazil became a wholly-owned Base Metals subsidiary following the purchase of the remaining 10% of the company from the International Finance Corporation.

Although Anglo American remains cautious about valuations at this point in the cycle, the Group continues to examine expansion and acquisition opportunities in all its business sectors.

Disposals totalling $2.1 billion in 2004
In March, Anglo American disposed of its 20% stake in Gold Fields Limited to Norilsk Nickel for $1.18 billion, realising a gain of $464 million on the sale. At the beginning of 2004, Anglo American completed the disposal of its remaining stake in FirstRand Limited for $47 million.

In line with Base Metals' strategy of focusing on fewer, larger, lower cost assets, its 25% stake in the Nkomati nickel mine in South Africa was sold for $37 million in February and Hudson Bay Mining and Smelting in Canada was sold for a total consideration of $257 million in December.

Ferrous Metals and Industries continues to reshape its portfolio around core businesses. The Group's entire shareholding in Terra was sold for $255 million.

In addition to the 2004 disposals, Highveld Steel and Samancor sold half their shareholdings in Acerinox in January 2005. Anglo American's attributable share of the proceeds was $69 million. In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome for an enterprise value of $469 million.

Organic Growth
Anglo American has one of the strongest project pipelines in the mining and natural resource industry, with $4.7 billion of approved projects and more than $8 billion of unapproved projects, spread across all its business units and geographies.

Completed projects during 2004
The Collahuasi Rosario transition project in Chile was successfully completed five weeks ahead of schedule and under budget at a capital cost of $627 million. Design capacity has been exceeded and the project will enable Collahuasi to maintain production of copper in concentrate at a long term average rate of 400,000 tonnes per annum.

The $454 million Skorpion mine in Namibia entered commercial production in May 2004 within budget, achieving 95% of design capacity by year end.

Anglo Industrial Minerals' new cement plant at Buxton in the UK commenced operation in March having been completed at a cost of £110 million, £5 million below budget, and the plant is performing to expectations. In China, the Yang Quarry, a new quarry supplying the Shanghai market, commenced production at the end of the year. Production will be ramped up during 2005.

In Coal, the Kleinkopje and Greenside expansion projects in South Africa and the Dartbook Kayuga expansion in Australia were completed.

Mondi has brought on stream an additional 105,000 tonnes capacity of pulp and 110,000 tonnes of paper at its Ruzomberok mill in Slovakia completing its $233 million paper and pulp expansion. At Richards Bay in South Africa, the final commissioning of Mondi's $235 million pulp mill modernisation and expansion project is progressing well.

Current projects
In December, Anglo American and Mitsui announced the approval of the $653 million Dawson Complex, which will include the recapitalisation of the existing coal operation at Moura in central Queensland, Australia and the establishment of two additional operations on adjacent tenures. This will increase production of coal by 5.7 million tonnes per annum, over Moura's existing saleable production of 7 million tonnes per annum. In October, Anglo American and Kumba signed Heads of Agreement that could lead to the development of a major coking coal mine in central Queensland. The $106 million Grasstree project remains on schedule to start up during 2006 and will produce 3.9 million tonnes per annum.

Earlier in the year it was announced that a Memorandum of Understanding with BHP Billiton had been signed to investigate a proposed expansion of adjacent coal resources in the Western Complex in South Africa. The Isibonelo coal mine is expected to commence production in July 2005 and reach full production capacity in 2006, supplying 5 million tonnes per annum to Sasol.

In Colombia, the approved expansion at Cerrejón from 22 million tonnes per annum to 28 million tonnes per annum is on schedule and should be achieved by 2007.

During the year, approval was received for the $80 million El Soldado pit extension project that extends mine life by more than 20 years at that copper operation and for the $21 million Chagres de-bottlenecking project, which will be built and commissioned during the routine 45-day smelter maintenance shutdown in 2005. This will increase capacity from 162,000 tonnes per annum to 184,000 tonnes per annum of copper anode/blister. The construction of a $47 million molybdenum plant with a capacity of 6,700 tonnes per annum at Punta Patache was also approved by Collahuasi and will enter production in 2006. Scoping studies for significant increases in production are under way at both Collahuasi and Los Bronces.

The $67 million Codemin 2 project in Brazil, which will increase nickel production to in excess of 10,000 tonnes per annum, was commissioned on time and on budget and will ramp up to full capacity during the first quarter of 2005.

The sinking of both the main and ventilation shafts at Black Mountain are complete and hoisting operations commenced in early 2005. The development of the Deeps mine and the ramping up of zinc production will continue throughout 2005. The final estimated cost of the project is $125 million, against a budget of $110 million, as a result of the strength of the rand.

In October, Kumba announced the $55 million expansion of its Grootegeluk coal mine in South Africa to increase production of semi-soft coking coal from 1.8 million tonnes per annum to 2.5 million tonnes per annum by 2006.

Regarding Kumba's Hope Downs iron ore project in Australia, which has been the subject of a dispute with a local partner, Kumba is appealing a recent arbitration decision. Subject to Kumba's rights of appeal, the process for determining a fair value, at which the local partner can elect to acquire Kumba's project interest, has commenced. Until Kumba's participation in the project is finally resolved, it continues to perform its contractual obligations in respect of the project.

After a lengthy permitting process, the Group's associate De Beers has received approval of its environmental impact assessment for the proposed Snap Lake diamond mine in Canada's Northwest Territories. Subject to final approval being granted by the De Beers board in the first half of 2005, start-up production is envisaged in 2007.

In line with Anglo Platinum's stated policy of implementing only those projects which meet its investment hurdle rate, and with the unlikely prospect of higher rand prices in the short term, the rate of implementation of the expansion programme has been adjusted. Current plans for 2005 indicate capital expenditure of $1 billion at current exchange rates and refined platinum production of 2.6 million ounces. While Anglo Platinum remains flexible with regard to the rate of expansion, the revised implementation is expected to result in refined platinum production in 2006 of between 2.7 million and 2.8 million ounces.

The $121 million Cuiabá deepening project in Brazil has been approved, which will increase production at AngloGold Ashanti Brazil (formerly Morro Velho) from 190,000 ounces per year to 250,000 ounces per year within two years of the project's completion.

Cost savings
All businesses across the Group continued to focus on efficiency and cost improvement initiatives during 2004. The total cost savings achieved amounted to $554 million, of which operating efficiencies (comprising maintenance, administration and overheads, labour and materials and supplies) realised $366 million, restructuring and synergies $6 million and procurement $182 million.

South Africa: Black Economic Empowerment
During the year, several developments took place concerning the legislative framework governing the transformation process in South Africa's mining industry. Most notably, the Mineral and Petroleum Resources Development Act, which aims to make transformation effective across a broad front – including human resources and community development, as well as employment equity – came into effect on 1 May 2004. All South African mining operations are focused on the implementation of this Act. During the year the South African government

confirmed that royalties in terms of the Royalty Bill will become payable only in 2009; a second draft of the Royalty Bill is expected to be unveiled in the future.

We have adopted a comprehensive approach to transformation in South Africa, including the establishment of a transformation committee, which has been integrated with all the business unit activities. Procurement remains an important area of focus: over the last year, we spent the equivalent of $900 million on business development and the procurement of goods and services from black-owned businesses, up 62% on the previous year.

Mondi South Africa concluded two significant empowerment transactions during 2004. Firstly in June, a joint venture was formed with Shanduka Resources (formerly MCI Resources) in its integrated newsprint business with Mondi retaining a 58% interest, and secondly, Mondi disposed of 42% of its $370 million South African packaging businesses to Shanduka, effective 1 January 2005. These empowerment transactions allowed for a further 8% interest in the newsprint business and 3% interest in the packaging business to be set aside by Mondi for broad-based participation by Mondi South Africa employees and relevant communities.

Anglo American has submitted a number of applications to convert old-order rights into new-order mineral rights. The Group hopes to be able to report progress in this regard later in the year.

Exceptional items

Operating exceptional charges amounted to $92 million. These included impairments or write-downs of $100 million to the carrying value of Black Mountain in Base Metals and the Group's share, $117 million, of an impairment of Palabora in Base Metals. Impairments were partially offset by the $154 million reversal of a previous impairment of Terra Industries Inc.

Non-operating exceptional gains amounted to $520 million. These included $464 million of profit from the sale of the Group's holding in Gold Fields Limited.

Interest

The net interest charge increased from $319 million in the prior year to $359 million in 2004. The increase reflects higher average net debt levels during 2004 when compared to the average during 2003.

Taxation

The effective rate of taxation before exceptional items was 30% compared to 29% in 2003. This change was due to a number of one-off tax benefits arising in 2003 and a change in the mix of earnings contributed by the Group's businesses.

Balance sheet

Total shareholders' funds were $24,998 million compared with $19,772 million[1] as at 31 December 2003. The increase was primarily due to retained earnings and the appreciation of the South African rand and other local currencies against the dollar.

Net debt was $8,121 million, a decrease of $512 million from 2003. Net debt at 31 December 2004 comprised $10,782 million of debt, offset by $2,661 million of cash and current asset investments. Net debt to total capital as at 31 December 2004 was 21.5%, compared with 27.1%[1] in 2003.

Cash flow

Net cash flow from operations was $4,773 million compared with $3,184 million in 2003. EBITDA was $7,110 million, a substantial increase of 49% from $4,785 million in 2003. Depreciation and amortisation increased by $660 million to $2,123 million.

Acquisitions expenditure accounted for an outflow of $1,119 million compared with $1,469 million in 2003. The Group has increased its interests in Anglo Platinum to 74.8% and, following the merger of AngloGold and Ashanti Goldfields, purchased further shares in AngloGold Ashanti to restore the Group's holding to 51%. The Group has also acquired the remaining 30% minority interest in Frantschach AG.

[1] Restated for UITF (Urgent Issues Task Force) abstract 38 'Accounting for ESOP trusts'. See Note 1 to the financial information.

Proceeds from disposals, excluding sale of other investments, totalled $1,863 million, with $1,180 million from the sale of Gold Fields Limited, $246 million cash consideration from the sale of Hudson Bay Mining and Smelting Co Ltd and $255 million from the sale of Terra Industries Inc. Net proceeds from sale of other investments totalled $263 million, including sale of our remaining stake in FirstRand Limited, part disposal of our interest in Western Areas and sale of our interest in Avgold.

Purchases of tangible fixed assets amounted to $3,129 million, an increase of $104 million from 2003. Increased capital expenditure by Paper and Packaging, AngloGold Ashanti and Ferrous Metals and Industries was partially offset by a reduction in capital expenditure by Anglo Platinum.

Dividend

The directors recommend a final dividend of 51 US cents per share to be paid on 29 April 2005. Total dividends for the year amount to 70 US cents per share, increasing last year's total dividend by 30%.

Outlook

The outlook for the year ahead is very dependent on growth prospects for both OECD countries and China. While the leading indicators for the OECD currently point to some slowing of industrial output, China continues to grow strongly and will remain a vital market for many of Anglo American's commodities. On the supply side, global output is generally set to increase, and much will depend on the industry maintaining capital discipline in the face of higher commodity prices. A key challenge for the Group will be to continue improving operating efficiencies and cost control against a background of volatile currencies and in particular a weak US dollar. In the meantime, Anglo American's geographic and commodity diversity, its significant project pipeline, its disciplined acquisition process and strong cash generation will continue to underpin performance.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Charlie Gordon
Tel: +44 207 698 8933

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Note: Throughout this press release '$' denotes United States dollars.

Webcast:

A live webcast of the results presentation starting at 10am GMT on 23 February 2005 can be accessed through the Anglo American website at **www.angloamerican.co.uk**.

Pictures:

High resolution images can be downloaded by the media at www.vismedia.com

OPERATIONS REVIEW

BASE METALS

$ million	2004	2003
Total operating profit before exceptional items	**1,275**	286
Copper	**1,046**	269
Nickel, Niobium, Mineral Sands	**224**	106
Zinc	**38**	(62)
Head office expenses and other	**(33)**	(27)
Total operating profit after exceptional items	**1,038**	78
Headline earnings	**1,042**	206
EBITDA	**1,626**	569
Net operating assets	**4,062**	4,087
Capital expenditure	**286**	352
Share of Group headline earnings (%)	**39**	12
Share of Group net operating assets (%)	**11**	14

Anglo Base generated record operating profits, before exceptional items, of $1,275 million (2003: $286 million) following record production of copper, nickel, zinc and mineral sands products and significantly higher base metal prices. While on-mine cost control remained tight, margins were adversely affected by increased prices in areas such as energy, explosives, chemicals, freight, insurance and, in the copper concentrate market, a significant increase in treatment charges and refining charges. However, $47 million was realised from efficiency improvements and cost saving initiatives, partly offsetting the increased operating costs.

Markets
2004 witnessed a record performance on the back of a sustained rebound in world economic growth. Strong growth in metal demand, together with relatively constrained supply increases, resulted in metal market deficits and lower inventories. This, together with a weakening of the US dollar and significant speculative fund interest, propelled US dollar base metal prices to multi-year highs.

Operating performance
The copper division's operating profit before exceptional items was $1,046 million (2003: $269 million) as a result of its highest ever attributable copper production of 766,000 tonnes (2003: 708,800 tonnes) and a higher average copper price received of 133 c/lb (2003: 81 c/lb). Los Bronces produced a record 231,600 tonnes on the back of higher mining rates and grades and improved metallurgical recoveries. Attributable production from Collahuasi was a record 211,600 tonnes, mainly due to higher tonnages treated through the concentrator following the Rosario project commissioning.

The Rosario transition project was successfully completed five weeks ahead of schedule at a capital cost of $627 million (budget $654 million) and its mill throughput has consistently exceeded design capacity of 110,000 tonnes per day. The $80 million El Soldado pit extension project, approved during the year, will extend mine life by more than 20 years. The $21 million Chagres de-bottlenecking project, which increases production capacity from 162,000 tonnes per annum to 184,000 tonnes per annum of anode/blister, was also approved during the year and will be built and commissioned during 2005. The construction of a $47 million molybdenum plant with a capacity of 6,700 tonnes per annum at Punta Patache was approved by Collahuasi and will enter production in 2006. Scoping studies for significant increases in production are under way at both Collahuasi and Los Bronces.

The Minera Sur Andes operations generated an operating profit of $511 million in 2004. Current indications are that the remaining $86 million of the contingent purchase price will be paid in May 2005.

The Group's share of an impairment of Palabora amounted to $117 million.

The nickel, niobium and mineral sands division generated an operating profit of $224 million (2003: $106 million) on the back of attributable nickel production of 24,000 tonnes and an average nickel price received of 617 c/lb (2003: 403 c/lb). Production at both Loma de Níquel and Codemin was essentially unchanged, while niobium production rose slightly. At Namakwa, rutile and zircon production grew by 16% and 28% respectively as the operation recovered from the after-effects of the mineral separation plant fire in the second half of 2003. All operations saw significant upward pressure on costs due to currency effects, the rising prices of key inputs such as power, fuel oil, aluminium powder and anthracite and, in Brazil, the imposition of new taxes.

The 25% interest in the Nkomati joint venture was sold for $37 million and Codemin became a wholly owned subsidiary following the purchase of the outstanding 10% of the company. The $67 million Codemin 2 project which will increase nickel production to in excess of 10,000 tonnes per annum, was commissioned on time and on budget and will ramp up to full capacity during the first quarter of 2005. The Barro Alto feasibility study will be completed in 2005.

The zinc division's operating profit before exceptional items was $38 million (2003: $62 million loss) following zinc production of 410,700 tonnes and an average zinc price received of 48 c/lb (2003: 38 c/lb). Skorpion mine entered commercial production in May 2004. The operation produced 119,200 tonnes of zinc during 2004 and achieved 95% of capacity by year end. Lisheen saw lower production of zinc and lead due to lower grades and reduced mining rates ahead of the commissioning of the pastefill plant which commenced in October 2004. Black Mountain continued to experience lack of mining flexibility ahead of the Deeps orebody entering production. Mill throughput was maintained and zinc production rose 9% but lower grades resulted in lead production of 37,500 tonnes (2003: 39,600 tonnes). Currency effects at all operations placed significant upward pressure on costs.

The sinking of both the main and ventilation shafts at Black Mountain is complete and hoisting operations commenced in early 2005. The development of the Deeps mine and the ramping up of zinc production will continue throughout 2005. The final estimated cost of the project is $125 million, against a budget of $110 million, as a result of the strength of the rand.

Hudson Bay, which contributed $37 million to operating profit in 2004, was sold in December for $257 million, resulting in a $42 million loss on the sale. A decision was also made to impair the carrying value of Black Mountain by $100 million.

Outlook

A weaker US dollar and low metal inventories should provide a solid support to dollar-denominated prices. Nonetheless, some base metals markets could move towards balance or even into surplus in the second half as price-induced supply increases gather pace.

FERROUS METALS AND INDUSTRIES

$ million	2004	2003
Total operating profit before exceptional items	**895**	208
Kumba	**205**	33
Highveld Steel	**168**	11
Scaw Metals	**101**	70
Samancor	**236**	41
Boart Longyear	**67**	33
Tongaat-Hulett	**69**	10
Terra	**53**	14
Other	**(4)**	(4)
Total operating profit after exceptional items	**1,050**	208
Headline earnings	**480**	107
EBITDA	**1,249**	441
Net operating assets	**5,534**	4,629
Capital expenditure	**284**	195
Share of Group headline earnings (%)	**18**	6
Share of Group net operating assets (%)	**15**	16

Ferrous Metals and Industries lifted operating profit before exceptional items to record levels in 2004, from $208 million to $895 million. The business benefited from improved prices for iron ore, manganese, ferrochrome, steel and vanadium. In addition, significant progress was made in efficiency improvements and cost saving initiatives which totalled $103 million.

Markets

World crude steel production in 2004 increased by 8.8% over 2003, to a record level at 1.05 billion tonnes of crude steel, while China produced 272.5 million tonnes of crude steel, an increase of 23.2%. The South African steel market was also characterised by strong local demand, rising by 20%.

In respect of US fertiliser group, Terra, a previous impairment of $154 million was released during the year as an operating exceptional gain. Anglo American's entire shareholding in Terra was sold for $255 million, resulting in a further exceptional gain of $13 million.

In January 2005, Highveld Steel and Samancor sold half their shareholdings in Acerinox. Anglo American's attributable share of the proceeds was $69 million. In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome for an enterprise value of $469 million.

Operating performance

Kumba's contribution to Anglo American's operating profit before exceptional items was $205 million (as a subsidiary) compared with $33 million in 2003 (representing a 20.1% attributable equity interest for 10 months and as a subsidiary for one month). This performance reflected higher commodity prices, solid operational performances and margin-improvement initiatives, countered to some extent by the strong rand. The global market for seaborne iron ore increased by an estimated 95 million tonnes in 2004. Kumba's iron ore operations benefited from an average 19% annual increase in dollar-denominated prices, with effect from 1 April, and further significant increases are anticipated in 2005. Its Sishen and Thabazimbi mines produced a total of 30.1 million tonnes of iron ore during the year, of which 20.9 million tonnes were exported.

Regarding Kumba's Hope Downs iron ore project in Australia, which has been the subject of a dispute with a local partner, Kumba is appealing a recent arbitration decision. Subject to Kumba's rights of appeal, the process for determining a fair value, at which the local partner can elect to acquire Kumba's project interest, has commenced. Until Kumba's participation in the project is finally resolved, it continues to perform its contractual obligations in respect of the project.

Scaw Metals' operating profit was $101 million (2003: $70 million). This was achieved against a background of greatly increased international steel making raw material prices and resulting input cost increases, offset to some

extent by higher selling prices. Production was higher, with strong performances in most divisions. Import competition, however, aided by the strong rand and weak dollar, continued to have a negative effect on some of Scaw's downstream businesses.

The attributable share of Samancor's operating profit amounted to $236 million (2003: $41 million). The manganese business had an outstanding year, benefiting from improved market conditions as a result of product shortages, driven primarily by Chinese crude steel production. This led to significantly higher alloy prices being achieved in 2004. The chrome operations benefited similarly from higher ferrochrome prices, offset to some extent by the strong rand. The benchmark ferrochrome price rose by 60% to average 61 USc/lb during the year.

Highveld Steel had a record year, with an operating profit of $168 million (2003: $11 million). This was largely a result of higher prices for steel, vanadium and manganese alloys, together with increased volumes sold into the South African market. Production costs were well controlled and cost savings of $38 million were achieved, resulting in substantially higher operating margins. Ferrovanadium prices increased from historically low levels in early 2003 of around $6/kgV to recent levels of $52/kgV. All divisions, with the exception of Vanchem, exceeded 2003 production volumes.

Boart Longyear's operating profit totalled $67 million (2003: $33 million). Product and contracting results in the Americas and Asia Pacific were substantially better than last year owing to much higher drilling activity, while those in sub-Saharan Africa improved as a result of increased sales of rockdrills and capital equipment. The Hardmaterials and Wendt operations benefited from restructurings undertaken in 2003, and Wendt also profited from increased machine sales as a result of the improved business environment. The European business continued to struggle, posting a loss for the full year.

Tongaat-Hulett's operating profit was $69 million (2003: $10 million). The aluminium division performed well on the back of increased volumes, an improved product mix, and reduced costs, while the sugar division's profitability was negatively impacted by the relatively small South African sugar crop. Import competition and higher maize input costs adversely affected the starch and glucose operations. A new maize procurement model and product pricing was implemented in the fourth quarter, which will benefit profitability. Moreland Properties posted strong results capitalising on buoyant demand across all its portfolios.

Terra generated an attributable operating profit before exceptional items of $53 million (2003: $14 million), largely reflecting the higher nitrogen margins.

Outlook

Ferrous metal prices may soften in the coming year as anticipated Chinese demand for steel slows. China's domestic steel consumption growth rate has reportedly fallen as the country shifts from being the world's biggest steel importer to a net exporter. The persistent strength of the rand is expected to continue to affect margins adversely in the coming year. Ferrous Metals and Industries will continue to reshape its portfolio around core businesses, focusing on increased iron ore output and improved margins through greater operating efficiencies and cost saving initiatives.

COAL

$ million	2004	2003
Total operating profit	**487**	333
South Africa	**244**	133
Australia	**79**	130
South America	**164**	70
Headline earnings	**351**	232
EBITDA	**686**	505
Net operating assets	**2,539**	2,152
Capital expenditure	**217**	207
Share of Group headline earnings (%)	**13**	14
Share of Group net operating assets (%)	**7**	7

Operating profit increased by 46% to $487 million, mainly due to higher export prices and a 3 million tonne (3%) rise in sales.

Markets
During the year, coal demand was strong and prices increased markedly. Metallurgical coal prices were driven by robust steel sector raw material demand, led by sustained Chinese economic growth and rising imports, a tight supply situation and logistics chain constraints. Healthy thermal coal offtake in China moderated the level of Chinese exports.

Power, oil, gas and thermal coal prices were influenced by continued inefficiencies in the logistics chain, mainly affecting South Africa and Australia, coupled with global energy demand and security of supply concerns. Relatively small imbalances in supply and demand continue to bring significant price and directional uncertainty to the world's energy and raw material markets, especially for thermal coals. Spot South African steam coal prices increased by 73% during the first six months and although they had reduced by 25% at year end, they remain well above historic average price levels.

Operating performance
Operating profit for South African-sourced coal, at $244 million, was 83% higher than in 2003 and export prices were up 42%. The rand continued to strengthen against the dollar, reducing headline earnings by $17 million.

Production rose by 5% to 54.5 million tonnes. This reflected strong domestic demand from Eskom, the South African power utility, which led Kriel and New Vaal collieries to produce at record levels. Plans are in place to acquire additional mining equipment for New Denmark, the other colliery serving the domestic market, so that it can increase output substantially in 2005. Production at most of the export mines was slightly higher, with the exception of Bank and Landau, where difficult mining conditions affected production.

Capital expenditure in South Africa rose by $27 million, mainly due to the development of Isibonelo colliery, due to start production in 2005. Following the signing of a memorandum of understanding with BHP Billiton relating to the Western Complex reserves, a feasibility study is investigating the optimal use of these reserves.

Operating profit for the Australian operations fell by 39% to $79 million. This was mainly because production ceased at Moranbah North Mine (MNM) for eight months following a roof collapse at the tail end of the longwall face in January 2004. The effects were partly mitigated by an estimated $40 million, the proceeds from a related insurance claim. Gains from exchange-rate hedges taken out during the year dampened some of the adverse effects of the stronger Australian dollar (up by 11% against the US currency). Following the roof strata collapse at MNM, the longwall was relocated. Production resumed in late August and by year end production rates were reaching targeted expectations. However, the colliery produced 2.3 million tonnes less high-margin coking coal than the previous year. At Dartbrook, output was marginally down and production at Drayton was in line with prior year, while Callide, Moura and Capcoal exceeded previous performances, which offset MNM's negative volume impact. Aggregate attributable saleable coal production was in line with the previous year, at 25.6 million tonnes.

Total attributable sales declined by 4% to 25.5 million tonnes, though domestic sales increased by 0.7 million tonnes, mainly driven by generating capacity demand. Export sales were further limited by port constraints at Dalrymple Bay Coal Terminal, though a port-allocation system at Newcastle has helped eliminate ship congestion.

The Moura/Theodore/Dawson project was announced in December and is scheduled to commence in early 2005. Work continues on the feasibility study for Lake Lindsay, adjacent to the Capcoal complex.

On 18 June, a Supreme Court decision on the Grasstree project's compliance with the Coal Mining Safety and Health Regulations resulted in Grasstree suspending operations. This suspension was lifted at the beginning of December and Grasstree remains on schedule to start up during 2006. Dartbrook successfully made the transition to the Kayuga seam during the first six months.

Anglo Coal has now acquired all the shares in Australian Power and Energy Limited (APEL) that it did not previously own. APEL is conducting a pre-feasibility study into producing liquid fuel from brown coal in Victoria.

Operating profit at the South American operations rose by 134% to $164 million following significantly improved coal prices and a 9% increase in attributable sales volume, to 9.9 million tonnes. These gains were partly offset by increases in fuel prices and royalty payments and the effects of the weakening dollar. In addition, equipment availability at Venezuela's Carbones del Guasare (CDG) was reduced by administration problems with newly introduced exchange controls, although these appeared to be under control by the year end.

Cerrejón continues to expand its operations, with a production goal of 28 million tonnes per annum by the end of 2006. Feasibility studies on further expansion opportunities are under way at both Cerrejón and CDG.

Anglo Coal realised $51 million from efficiency improvements and cost saving initiatives.

Outlook
With MNM back in operation, improved production is expected in 2005. Rand and Australian dollar strength together with coal prices will continue to be the two main variables. Metallurgical coal prices have again risen substantially in negotiations for 2005, and high prices for thermal coals – notwithstanding their reductions in the second half of 2004 – are expected to continue in the current year.

INDUSTRIAL MINERALS

$ million	**2004**	2003
Total operating profit before exceptional items	**346**	325
Tarmac	**280**	290
Copebrás	**66**	35
Total operating profit after exceptional items	**337**	325
Headline earnings	**267**	270
EBITDA	**624**	557
Net operating assets	**4,729**	4,304
Capital expenditure	**299**	316
Share of Group headline earnings (%)	**10**	16
Share of Group net operating assets (%)	**13**	14

Operating profit before exceptional items increased by 6% to $346 million. Tarmac group's operating profit before exceptional items declined by 3% to $280 million, mainly due to challenging market conditions in the UK. In contrast, Copebrás benefited from buoyant local market conditions and increased international fertiliser prices which, together with the increased production from the new plant, resulted in an 89% increase in operating profit.

Markets and operating performance
In the UK, markets were disappointing. Following the completion of work on large projects such as the M6 toll road in 2003, demand for asphalt was weaker, with little major contract activity during the year. Aggregates demand was slightly lower, although concrete volumes increased. Modest price improvements were achieved, but these were insufficient to offset higher bitumen and fuel costs. The benefits of Tarmac's ongoing business improvement and

procurement programmes continued to be felt, with the group achieving a total of $64 million in cost savings and efficiency improvements, but these were partially offset by the disappointing performance of Concrete Products.

By contrast, the cement business had a good year. The new Buxton plant began operating in March, having been completed at a cost of £110 million – £5 million below budget. The plant is performing to expectations, which has resulted in a near-doubling in contribution from this business. The mortar business also performed well, assisted by recent investments in dry silo mortar plants in Leeds, Glasgow and Coventry. As Tarmac continued to develop its business in the UK, three acquisitions were completed during the year, including that of David W Gordon Ltd, one of Scotland's leading concrete block producers. Significant investments were also made in new plant, including a new ready-mixed concrete plant at Kings Cross in London and the replant of a major limestone quarry in South Yorkshire.

In continental Europe, operating profit grew by 9%. France benefited from a strong private housing market, although the public sector was more subdued. The businesses in Poland and the Czech Republic experienced stronger market conditions. The latter also benefited from a first-time contribution from Bilfinger Berger Baustoffe, which is performing above expectations. During the year, Wisniowka, a well-located high quality sandstone quarry in central Poland, was acquired. This will enable the business to benefit from anticipated Polish infrastructure projects. Operating profit in Spain improved again despite weaker market conditions in Madrid. The business on the Mediterranean coast, which was the main part of the Mavike acquisition in 2002, showed a substantial improvement. Weak market conditions, however, continued in Germany.

The Middle East business experienced another year of substantial growth. With its local partner, Tarmac is developing a new quarry in the United Arab Emirates to supply this buoyant market. The Far East business continued to improve. At the end of the year a new quarry supplying the Shanghai market commenced operation. Production will be ramped up during 2005.

Copebrás had an excellent year. Operating profit increased by 89%, due to continued strong Brazilian demand for phosphate-based fertilisers and higher international prices. The continuing recovery of the South American economies also resulted in a significant improvement in sales volumes of sodium tripolyphosphate (STPP), which is used in detergents.

Outlook

Market conditions in the UK are expected to remain extremely challenging throughout 2005. Volumes are not expected to grow significantly and the industry is facing cost increases arising mainly from fossil fuel price rises and legislative compliance. Tarmac has announced price increases for all its major products with effect from the beginning of January. In addition, Tarmac's performance will be underpinned by continuing cost reductions and initiatives to improve customer service.

In continental Europe, healthy market conditions are expected in Poland and the Czech Republic as these economies continue to grow. The short term outlook in Germany remains uncertain, although in those major cities where the business is active, demand is expected to remain stable. The run-up to the 2006 World Cup, which takes place in Germany, may provide a boost. In Spain, although demand in Madrid may be weaker, continued growth on the Mediterranean coast is expected. France is expected to see modest improvement. In all regions, opportunities to invest in the core product areas will continue to be examined – both in existing and adjacent countries of focus.

Local market conditions for fertilisers in Brazil remain buoyant although there is some concern about lower international prices for some agricultural commodities. However, the new plant at Goiás, which is in the country's interior and away from the threat of imports, gives Copebrás a strong position in this market.

PLATINUM

$ million	2004	2003
Total operating profit	**537**	433
Headline earnings	**239**	205
EBITDA	**867**	673
Net operating assets	**7,563**	6,119
Capital expenditure	**633**	1,004
Share of Group headline earnings (%)	**9**	12
Share of Group net operating assets (%)	**20**	21

Anglo Platinum's operating profit rose by 24% to $537 million. This was largely due to improved prices and greater sales volumes, though partially offset by the strength of the rand, which raised costs in dollar terms.

Markets
The average dollar price realised for the basket of metals sold equated to $1,194 per platinum ounce sold, 25.9% greater than in 2003, with improved platinum, rhodium and nickel prices making the largest contribution. The average realised price for platinum of $842 per ounce was $146 higher, while rhodium prices climbed from $527 to $933 per ounce, with nickel rising from $4.07 per pound to $5.92.

Operating performance
Refined platinum production increased by 6.3% to 2.45 million ounces. The increase was due mainly to improved smelting recoveries, additional production from the mines and the commencement of the Western Limb Tailings Retreatment Plant in January 2004.

Cash operating costs per equivalent refined ounce of platinum rose to $784 following a 9.2% increase in rand unit costs and the strength of the rand against the dollar, which raised costs in dollar terms. Mining unit costs were adversely affected by production lost to a wage strike in October, the ongoing substitution of higher grade Merensky production with UG2 production and difficult geological conditions at Amandelbult and Modikwa which, while anticipated, had a greater impact than expected. Cost performance at the processing operations was excellent and the overall smelting and refining unit cost decreased in rand terms. The restructuring initiative has made good progress to the stage where sustainable cost savings will be realised from 2005. During 2004, a total of $80 million was achieved in cost saving initiatives.

In May 2004, Anglo Platinum successfully concluded a rights offer of convertible perpetual cumulative preference shares, which raised $599 million. Anglo American subscribed for the rights offer, investing $459 million. The proceeds were used to reduce short term borrowings. Net debt has decreased from $1,038 million at the end of 2003 to $608 million. Capital expenditure for 2004 amounted to $633 million (2003: $1,004 million).

Operations at the Anglo Platinum Converting Process were stable and in line with planned production build-ups, with significantly reduced sulphur emissions. The Polokwane Smelter recovered well from the cooler failure and overall performance for the year was good. The Western Limb Tailings Retreatment plant commissioned at the end of 2003 achieved a rapid build-up of tonnage and is continuing towards maximising recoveries.

The Kroondal Platinum Mine, jointly mined with Aquarius Platinum, is operating well and made a useful contribution to Anglo Platinum's performance for the year. Negotiations in respect of other joint ventures are continuing.

Anglo Platinum continues to work closely with South Africa's Department of Minerals and Energy and good progress is being made towards meeting the requirements of the Mineral and Petroleum Resources Development Act and the Broad-based Economic Empowerment Charter. The conversion of 'old-order' rights to 'new-order' rights in accordance with the requirements of the new Act has begun.

Outlook
Anglo Platinum remains confident of the robustness of current and future demand for platinum and will continue its expansion programme. In line with its stated policy of implementing only those projects which meet its investment hurdle rate, and with the unlikely prospect of higher rand prices in the short term, the rate of implementation of the

expansion programme has been adjusted. Current plans for 2005 indicate refined platinum production of 2.6 million ounces. While Anglo Platinum remains flexible with regard to the rate of expansion, the revised implementation is expected to result in refined platinum production in 2006 of between 2.7 and 2.8 million ounces.

Demand for platinum continues to be strong and given the existing currency environment and the outlook for supply, is supportive of a platinum price at levels of $800 per ounce and above.

GOLD

$ million	**2004**	2003
Total operating profit before exceptional items	**263**	369
Total operating profit	**262**	326
Headline earnings	**158**	167
EBITDA	**701**	642
Net operating assets	**6,425**	3,302
Capital expenditure	**572**	339
Share of Group headline earnings (%)	**6**	10
Share of Group net operating assets (%)	**17**	11

Total operating profit before exceptional items was 29% lower at $263 million (2003: $369 million). The average spot price of $409 per ounce for the year was $46 per ounce or 12.7% stronger than for 2003. However, the South African rand strengthened against the dollar by some 15% during the year and the average local price of R84,700 per kilogram was 4% lower than for 2003. Despite the increase in the average dollar gold price and a rise in gold output, total cash costs were $54/oz higher, at $268/oz, mainly due to stronger operating currencies and lower grades. Efficiency improvements and cost saving initiatives totalled $51 million.

Gold production was 8% higher at 6.05 million ounces, attributable largely to the merger with Ashanti Goldfields, completed on 26 April, as well as higher production at Sunrise Dam in Australia and Cripple Creek & Victor in the US. These increases were offset by the disposal of Jerritt Canyon in the US and the closure of Union Reefs in Australia, as well as reduced production from South Africa.

Markets
The return of investor interest in gold during the third quarter of 2004 produced a sustained rise in the gold price, and the final quarter of the year produced a spot gold price of $457 per ounce, the highest price seen in almost 17 years. The driving influence on investor sentiment remained the weakening of the US dollar, particularly against the euro, but also against the Japanese yen. This has been the case throughout the past three-and-a-half year rise in the spot price of gold and it underlines the primary influence of the health of the US currency on the gold price in this current gold market cycle.

The physical market for gold during 2004 showed some positive moves. Against the background of a long term downward trend in the crucial area of demand for gold jewellery, there was improved offtake in the Middle East and in south east Asia and sustained demand in India. In China, sales of modern, 18 carat gold jewellery in metropolitan markets grew sharply.

Operating performance
The merger with Ashanti Goldfields brought to AngloGold a substantial gold ore reserve. The challenge now is to ensure that these operations, starved of working capital for an extended period, realise their ore reserve, profit margin potential and growth potential.

In addition to current growth projects, which will have the effect of maintaining the AngloGold Ashanti annual production profile of some 6.5 million ounces through to around 2012, management is focused on growing the reserve and resource base. This growth will be achieved through exploration and a disciplined, value-adding mergers and acquisitions programme, concentrating outside of the world's mature gold regions. In terms of this new frontiers policy, joint ventures have been formed in Russia with London-based Trans-Siberian Gold, in the Philippines with Australian listed company Red 5, and in Laos, where AngloGold Ashanti has formed an exploration alliance with Oxiana. In Mongolia the company has an exploration team on the ground and is acquiring land

positions in several prospective areas. In the Democratic Republic of Congo, the company has been active for several months establishing a base in the north east of the country. The company has also established an office in Colombia and other prospective areas in Central America are under consideration.

Outlook

The weakening of the US currency has been the primary driver of the gold price rise over the past three and a half years and the gold price correlation with the dollar remains an important one for the year ahead. Against this background the gold price is expected to trade in the current range or higher in 2005.

DIAMONDS

$ million	2004	2003
Total operating profit	**586**	562
Headline earnings	**381**	386
EBITDA	**688**	638
Group's share of De Beers' net assets[1]	**3,069**	2,886
Share of Group headline earnings (%)	**14**	23

[1] De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for the Group's share of net operating assets shown for other businesses relate to the Group's subsidiaries only.

The Group's share of total operating profit from De Beers increased by $24 million over the 2003 figure to $586 million. Diamond stocks at year end were at a similar level to that reported at the end of 2003.

Markets

Overall, 2004 was another good year for the diamond industry. Against the background of accelerating economic growth in the major diamond-consuming countries, diamond jewellery sales performed well. Preliminary indications are that global retail sales of diamond jewellery for the year as a whole were about 6% higher than the previous year in local currency and, because of the continued weakening of the dollar, about 8% higher in dollars. Strong areas of growth were Asia-Pacific, India and the Gulf region, with Japan also recording modest growth for the second year running. The US, accounting for over 50% of world diamond jewellery sales, had a solid Christmas season overall, despite concerns over high personal debt levels.

During the year, levels of polished stocks in the cutting centres declined, but cutting-centre bank debt continued to climb in line with the increase in the volume of trade. However, the lending banks seem reasonably comfortable with the ability of the trade to finance the higher level of debt.

There was strong demand for rough diamonds from the cutting centres throughout the year and full-year sales by The Diamond Trading Company (DTC), the marketing arm of De Beers, were $5,695 million, 3% higher than in 2003. During the year, the DTC raised its rough diamond prices on three occasions, the cumulative effect being that sales by the DTC in 2004 were at prices, on average, 14% higher than in 2003. The DTC had a strong first 'sight' in 2005 at which it raised its rough diamond prices by a further 3% on the evidence of the underlying demand growth achieved in 2004 and anticipated in 2005.

Operating performance

Despite De Beers group diamond production being significantly below target in the first half of the year, the deficit was more than made up in the second six months. Production for the year, inclusive of its joint ventures in Botswana and Namibia, totalled 47 million carats, 3 million carats (7%) more than in 2003. Debswana produced a record 31.1 million carats, an increase of 2% over 2003, notwithstanding experiencing a number of operational difficulties and industrial action. Namdeb's production of 1.86 million carats was 28% higher and included record marine production of 865,000 carats.

De Beers' South African mines produced a total of 13.7 million carats in 2004, an increase of 1.8 million carats (15%) on 2003. Mainly because of the new Combined Treatment Plant, Kimberley Mines produced a record 2 million carats, a production level last achieved 90 years ago, in 1914. Although rand mining costs per tonne were lower than in 2003, the weakness of the dollar, the currency in which diamonds are sold, has put De Beers' older

and more marginal mines under continued pressure, with five of its seven mines operating at a loss. Management continues to focus its efforts on further reducing costs and driving efficiencies throughout its operations.

De Beers recently reached agreement with the Government of the Republic of Botswana (GRB) for the renewal of the Jwaneng mining licence for a further 25-year period from 1 August 2004 and the extension of the Orapa, Damtshaa and Letlhakane mining licences to the same end date. De Beers and the GRB have also agreed that the 15% holding in De Beers' ultimate holding company, DB Investments sa, previously owned by Debswana, be directly owned by GRB.

De Beers has made a number of commitments to the European Commission regarding its proposed trade agreement with the Russian diamond producer, Alrosa. De Beers believes that it has now addressed the concerns raised by the Commission and looks forward to having the commitments formally accepted by the Commission in the near future.

The reorganisation of De Beers' South African assets is now in the process of being implemented. Accordingly, De Beers Consolidated Mines Limited should be in a position to implement a black economic empowerment transaction during 2005.

Outlook
2005 is likely to be a more challenging year for the diamond industry. However, with the transformation of the industry that has taken place over the last few years, there is now growing evidence that diamonds are competing favourably with other luxury products.

PAPER AND PACKAGING

$ million	2004	2003
Total operating profit	**559**	656
Packaging	**284**	302
Business Paper	**209**	294
Other	**66**	60
Headline earnings[1]	**381**	425
EBITDA	**996**	976
Net operating assets	**6,496**	4,820
Capital expenditure	**819**	601
Share of Group headline earnings (%)	**14**	25
Share of Group net operating assets (%)	**17**	16

[1] Headline earnings for Paper and Packaging have been adjusted for the year ended 31 December 2003 as net interest for wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities. Net interest for wholly owned operations in Paper and Packaging was $95 million for the year ended 31 December 2004 (year ended 31 December 2003: $57 million). Headline earnings on the former basis would therefore have been $286 million and $368 million for year ended 31 December 2004 and 31 December 2003 respectively. See note 3 to the financial information.

Operating profit at $559 million was 15% lower than 2003. This reflected a significantly tougher trading environment than in 2003, particularly in the business paper sector, despite the positive impact of increased volumes and cost reductions. Dollar-reported results are improved by the translation impact of the stronger euro and rand.

Operating performance
In November, Mondi announced the restructuring of its operations into global product groups with the formation of two primary business units, Mondi Packaging and Mondi Business Paper. The rebranding and reorganisation of the existing businesses under the Mondi name has improved Mondi group's visibility to customers, and has reduced its overhead cost structure. Mondi Packaging is a combination of the Frantschach group, including Swiecie, with the existing Mondi Packaging Europe group and the containerboard machines at Syktyvkar and Richards Bay. Mondi Business Paper incorporates Neusiedler and the South African uncoated woodfree paper machines in Merebank, the pulp mill in Richards Bay and the related forest operations. The balance of the Mondi group consists of the South African packaging businesses, the European paper merchant group Europapier and the European and South African newsprint businesses.

Mondi Packaging's operating profit of $284 million was 6% below that of 2003. The adverse impact of soft markets was not fully offset by the positive impact of substantial cost savings and profit improvement initiatives achieved in 2004 and the acquisition of the Roman Bauernfeind business. This acquisition is performing above expectation. The purchase of the remaining 30% minority interest in Frantschach AG was completed in April.

Mondi Business Papers' operating profit of $209 million fell 29% short of the previous year. Total production volumes increased by 19% to 1,881,851 tonnes, with the PM18 rebuild at Ruzomberok performing well. Production in South Africa was affected by the planned March shutdown for the mill modernisation and expansion project – RB720. Production output since the shutdown has been highly satisfactory and the final commissioning of the pulp mill is currently progressing well. Office communication paper prices fell by 9% compared with 2003, due to competitive markets and the adverse effects of currency movements. These negative price impacts were, however, countered by further cost savings and production efficiency improvements.

The balance of the Mondi operations performed in line with 2003, with higher earnings at the paper merchant offset by lower newsprint earnings, following the part disposal of the South African newsprint assets in 2004.

Paper and Packaging delivered $144 million in cost savings and productivity improvements during 2004, offsetting to a large extent lower prices.

Other developments

The joint venture with Shanduka Resources (formerly MCI Resources) in Mondi South Africa's integrated newsprint business was completed in the first half of 2004. Mondi retained a 58% interest and this empowerment transaction allows for a further 8% in the newsprint business to be set aside for broad-based participation by Mondi South Africa employees and relevant communities.

Mondi has also sold, with effect from 1 January 2005, a 42% interest in its South African packaging businesses to Shanduka Resources in an empowerment transaction which values the entire business at $370 million. There is a further earn-out of $35 million in current terms if certain cash flow projections are achieved over the next four years. A further 3% will be set aside by Mondi for broad based participation by Mondi South Africa employees.

In South Africa, the disposal of non-core assets is well advanced, with a binding offer having been accepted for Mondi's share in surplus plantations in the Eastern Cape. That transaction is expected to be concluded during early 2005.

Outlook

In 2005, Mondi will continue its product differentiation strategy, capitalising on the recent expansion projects and innovation programmes combined with further aggressive cost reduction initiatives. If dollar weakness is sustained, this will continue to place pressure on European and South African prices. The impact on pricing should be largely offset by increased volume from the Ruzomberok rebuild which will reach full capacity in 2005 as well as the Richards Bay RB720 project which is currently commissioning.

EXPLORATION

The Group spent $120 million on exploration in 2004 - $41 million on base metals, $9 million on coal, $14 million on ferrous metals, $43 million at AngloGold Ashanti and $13 million at Anglo Platinum.

Anglo Base Metals concentrated on brownfield exploration near its mines in Chile, Brazil, Ireland, South Africa and Namibia. Drilling identified additional copper resources at El Soldado and Los Bronces in Chile. Other copper exploration took place in Mexico, Peru, Philippines and Brazil, while zinc exploration focused on India and Australia. Nickel exploration continued around the West Raglan sulphide discovery in northern Quebec as well as in Brazil and Finland.

Anglo Coal's exploration stayed close to existing operations in Australia, Colombia and South Africa. Prospecting for coal-bed methane took place in South Africa and Australia, while the Xiwan project in China's Shaanxi province completed an extensive initial drilling programme.

Anglo Ferrous Metals exploration activities in 2004 all related to Kumba with the majority of expenditure incurred on greenfield and brownfield iron ore exploration in South Africa.

AngloGold Ashanti continued to explore around its mines in Argentina, Australia, Brazil, Ghana, Mali, Guinea, South Africa, Namibia, Tanzania and the US. In Asia, the company has an exploration team on the ground in Mongolia, where it is acquiring land positions in several prospective areas, and has set up an exploration office in China. It has also established joint ventures in the Philippines and Laos; in addition its investment in Trans-Siberian Gold provides opportunities for further growth in the Russia region. Elsewhere, AngloGold Ashanti is exploring in prospective areas of Peru, Colombia and Alaska, and is establishing an exploration base in the north east region of the Democratic Republic of Congo.

Anglo Platinum's efforts focused on exploration in South Africa. Elsewhere, its partners carried out programmes in Canada and Russia, while a joint venture began to explore in the Sichuan province of China.

International Financial Reporting Standards (IFRS)

The IFRS transition project is well advanced and the Group is on track to meet its reporting deadlines. All significant project milestones, including system changes and targeted IFRS training for all employees affected by the transition, have now been completed.

The Group has prepared IFRS accounting and treasury policies in accordance with standards expected to be effective, or available for early adoption, as at 31 December 2005, the date of the Group's first annual IFRS financial statements.

The Audit Committee has approved the Group's first-time adoption choices made in accordance with IFRS 1, including the adoption of IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) prospectively from 1 January 2005. The UK GAAP balance sheet as at 1 January 2004 and financial information for the six months ended 30 June 2004 and year ended 31 December 2004 will be restated in accordance with these first-time accounting choices and policies (excluding IAS 32 and 39).

The 2004 restated financial information will be published in May 2005. This publication will include a reconciliation of the Group's UK GAAP reported profit and loss account, balance sheet and total equity to the restated IFRS results, and will provide details of material policy differences and adjustments arising.

Exchange rates against the US dollar

Average	2004	2003
South African rand	**6.44**	7.55
Pound sterling	**0.55**	0.61
Euro	**0.80**	0.88
Australian dollar	**1.36**	1.53
Chilean peso	**609**	690
Year end		
South African rand	**5.65**	6.67
Pound sterling	**0.52**	0.56
Euro	**0.74**	0.79
Australian dollar	**1.28**	1.33
Chilean peso	**556**	593

Commodity prices
Average market prices for the period

	2004	2003
Gold – US$/oz	**409**	363
Platinum – US$/oz	**847**	692
Palladium – US$/oz	**231**	201
Rhodium – US$/oz	**991**	530
Copper – US cents/lb	**130**	81
Nickel – US cents/lb	**628**	437
Zinc – US cents/lb	**48**	38
Lead – US cents/lb	**40**	23
Iron ore – lumpy – US$/t	**26**	20
Ferrovanadium US$/t	**20**	10
Mc – Ferromanganese – US$/t	**1,207**	707
European eucalyptus pulp price US$/tonne	**520**	500

Consolidated profit and loss account for the year ended 31 December 2004

US$ million	Note	Before exceptional items 2004	Exceptional items (note 5) 2004	2004	Before exceptional items 2003	Exceptional items (note 5) 2003	2003
Group turnover including share of joint ventures and associates	2	**31,795**	**-**	**31,795**	24,909	-	24,909
Less: Share of joint ventures' turnover	2	**(1,195)**	**-**	**(1,195)**	(1,060)	-	(1,060)
Share of associates' turnover	2	**(5,670)**	**-**	**(5,670)**	(5,212)	-	(5,212)
Group turnover – subsidiaries	2	**24,930**	**-**	**24,930**	18,637	-	18,637
Operating costs		**(21,869)**	**25**	**(21,844)**	(16,740)	(286)	(17,026)
Group operating profit – subsidiaries	2	**3,061**	**25**	**3,086**	1,897	(286)	1,611
Share of operating profit of joint ventures	2	**446**	**-**	**446**	247	-	247
Share of operating profit of associates	2	**1,065**	**(117)**	**948**	748	-	748
Total operating profit	2	**4,572**	**(92)**	**4,480**	2,892	(286)	2,606
Profit on disposal of fixed assets	5	**-**	**520**	**520**	-	386	386
Profit on ordinary activities before interest		**4,572**	**428**	**5,000**	2,892	100	2,992
Investment income		**345**	**-**	**345**	308	-	308
Interest payable		**(704)**	**-**	**(704)**	(614)	(13)	(627)
Profit on ordinary activities before taxation		**4,213**	**428**	**4,641**	2,586	87	2,673
Tax on profit on ordinary activities	6	**(1,280)**	**1**	**(1,279)**	(749)	13	(736)
Profit on ordinary activities after taxation		**2,933**	**429**	**3,362**	1,837	100	1,937
Equity minority interests		**(449)**	**-**	**(449)**	(339)	(6)	(345)
Profit for the financial year	3	**2,484**	**429**	**2,913**	1,498	94	1,592
Equity dividends to shareholders		**(1,007)**	**-**	**(1,007)**	(766)	-	(766)
Retained profit for the financial year		**1,477**	**429**	**1,906**	732	94	826
Headline earnings for the financial year	7			**2,689**			1,694
Basic earnings per share (US$):							
Profit for the financial year	8			**2.03**			1.13
Headline earnings for the financial year	8			**1.88**			1.20
Diluted earnings per share (US$):							
Profit for the financial year	8			**1.96**			1.10
Headline earnings for the financial year	8			**1.81**			1.17
Dividend per share (US cents)				**70.0**			54.0
Basic number of shares outstanding[1] (million)	8			**1,434**			1,415
Diluted number of shares outstanding[1] (million)	8			**1,500**			1,478

[1] Basic and diluted number of shares outstanding represent the weighted average for the year.

The impact of acquired and discontinued operations on the results for the year is not material.

Consolidated balance sheet
as at 31 December 2004

US$ million	Note	2004	2003 (as restated)[1]
Fixed assets			
Intangible assets		**2,590**	2,267
Tangible assets		**31,155**	24,379
Investments in joint ventures:	10	**1,496**	1,630
Share of gross assets		**2,216**	2,483
Share of gross liabilities		**(720)**	(853)
Investments in associates	10	**4,346**	4,804
Other investments		**889**	772
		40,476	33,852
Current assets			
Stocks		**3,401**	2,744
Debtors		**5,668**	4,383
Current asset investments		**575**	1,032
Cash at bank and in hand		**2,086**	1,094
		11,730	9,253
Creditors due within one year			
Short term borrowings		**(3,333)**	(4,094)
Other current liabilities		**(6,820)**	(5,224)
Net current assets/(liabilities)		**1,577**	(65)
Total assets less current liabilities		**42,053**	33,787
Creditors due after one year			
Long term borrowings:		**(7,449)**	(6,665)
Convertible debt[2]		**(2,081)**	(1,088)
Other long term liabilities		**(5,368)**	(5,577)
Provisions for liabilities and charges		**(4,986)**	(3,954)
Equity minority interests		**(4,445)**	(3,396)
Non-equity minority interests		**(175)**	-
Net assets		**24,998**	19,772
Capital and reserves			
Issued share capital		**747**	738
Share premium account		**1,633**	1,284
Merger reserve		**489**	460
Other reserves		**716**	716
Profit and loss account		**21,413**	16,574
Total shareholders' funds (equity)		**24,998**	19,772

[1] The Group has adopted Urgent Issues Task Force (UITF) abstract 38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1 to the financial information.
[2] Includes $990 million (2003: nil) of convertible debt issued by listed subsidiaries.

Reconciliation from EBITDA to net cash inflow from operating activities for the year ended 31 December 2004

US$ million	2004	2003
EBITDA	**7,110**	4,785
Less:		
Share of operating profit of joint ventures	**(446)**	(247)
Share of operating profit of associates before exceptional items	**(1,065)**	(748)
Amortisation of goodwill in joint ventures and associates	**(46)**	(50)
Underlying depreciation and amortisation in joint ventures and associates	**(369)**	(380)
Increase in stocks	**(242)**	(302)
Increase in debtors	**(419)**	(246)
Increase in creditors	**69**	348
Increase in provisions	**91**	38
Other items	**90**	(14)
Net cash inflow from operating activities	**4,773**	3,184

EBITDA is operating profit before exceptional items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.

Consolidated cash flow statement for the year ended 31 December 2004

US$ million	Note	2004	2003
Net cash inflow from operating activities	11	**4,773**	3,184
Dividends from joint ventures and associates		**408**	426
Returns on investments and servicing of finance:			
Interest received and other financial income		**270**	201
Interest paid		**(572)**	(452)
Dividends received from other fixed asset investments		**28**	42
Dividends paid to minority shareholders		**(238)**	(349)
Net cash outflow from returns on investments and servicing of finance		**(512)**	(558)
Taxation:			
UK corporation tax		**(50)**	(6)
Overseas tax		**(428)**	(701)
Net cash outflow from taxation		**(478)**	(707)
Capital expenditure and financial investment:			
Payments for tangible fixed assets	9	**(3,129)**	(3,025)
Proceeds from the sale of tangible fixed assets		**151**	117
Payments for other investments[1]		**(142)**	(46)
Proceeds from the sale of other investments[1]		**263**	617
Net cash outflow from capital expenditure and financial investment		**(2,857)**	(2,337)
Acquisitions and disposals:			
Acquisition of subsidiaries[2][3]		**(1,119)**	(1,469)
Disposal of subsidiaries		**402**	3
Investment in joint ventures		**(21)**	(1)
Sale of interests in joint ventures		**37**	-
Repayment of loans and capital from joint ventures		**77**	-
Investment in associates[3]		**-**	(78)
Sale of interests in associates		**1,424**	219
Repayment of loans and capital from associates		**299**	41
Net cash inflow/(outflow) from acquisitions and disposals		**1,099**	(1,285)
Equity dividends paid to Anglo American shareholders		**(818)**	(741)
Cash inflow/(outflow) before management of liquid resources and financing		**1,615**	(2,018)
Management of liquid resources		**456**	182
Financing	11	**(1,169)**	1,785
Increase/(decrease) in cash in the year	12	**902**	(51)

[1] Comprises disposal and acquisition of other investments classified as fixed assets.
[2] Net of cash acquired within subsidiaries of $92 million (2003: $214 million).
[3] All amounts paid in 2003 in respect of the acquisition of Kumba are included within acquisition of subsidiaries.

Consolidated statement of total recognised gains and losses for the year ended 31 December 2004

US$ million	Note	2004	2003
Profit for the financial year:	3	**2,913**	1,592
Joint ventures		**355**	190
Associates		**575**	479
Unrealised profit on deemed disposal of AngloGold[1]		**410**	-
Unrealised gain arising on exchange of business		-	13
Currency translation differences on foreign currency net investments		**2,512**	3,282
Related tax charge		**(12)**	(59)
Other gains recognised during the year		**21**	-
Total recognised gains for the financial year		**5,844**	4,828
Prior year adjustment[2]		**(622)**	
Total recognised gains since last annual report		**5,222**	

[1] AngloGold merged with Ashanti Goldfields Company Limited on 26 April 2004. As a result of this transaction, the Group's shareholding decreased from 55.8% to 47.2% and the Group has therefore accounted for a deemed disposal in accordance with FRS 2 'Accounting for subsidiary undertakings'. The holding was subsequently increased to 51% through the purchase of additional shares.

[2] The Group has adopted UITF abstract 38, 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1 to financial information. This change has been accounted for as a prior year adjustment and prior year numbers have been restated accordingly. The impact of adopting this abstract is to reduce net assets and shareholders' funds by $622 million at 1 January 2004 (1 January 2003: $630 million).

Combined statement of movement in shareholders' funds and movement of reserves for the year ended 31 December 2004

US$ million	Issued share capital	Share premium	Merger reserve	Other reserves	Profit and loss account[1]	Total
Balance at 1 January 2004 (as previously reported)	738	1,284	460	716	17,196	20,394
Prior year adjustment[2]	-	-	-	-	(622)	(622)
At 1 January 2004 (as restated)	738	1,284	460	716	16,574	19,772
Profit for the financial year	-	-	-	-	2,913	2,913
Dividends paid and proposed	-	-	-	-	(1,007)	(1,007)
Realisation of merger reserve	-	-	29	-	(29)	-
Shares issued	9	349	-	-	-	358
Unrealised profit on deemed disposal of AngloGold[3]	-	-	-	-	410	410
Other reserve movements	-	-	-	-	52	52
Currency translation differences on foreign currency net investments	-	-	-	-	2,512	2,512
Related tax charge	-	-	-	-	(12)	(12)
Balance at 31 December 2004	**747**	**1,633**	**489**	**716**	**21,413**	**24,998**

[1] Certain of the Group's subsidiaries operate in South Africa, where significant exchange control restrictions on distributions limit the Group's access to distributable profits and cash balances.

[2] The Group has adopted UITF abstract 38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1 to the financial information.

[3] AngloGold merged with Ashanti Goldfields Company Limited on 26 April 2004. As a result of this transaction, the Group's shareholding decreased from 55.8% to 47.2% and the Group has therefore had to account for a deemed disposal in accordance with FRS 2 'Accounting for subsidiary undertakings'. The holding was subsequently increased to 51% through the purchase of additional shares.

Notes to financial information

1. Basis of preparation

The financial information has been prepared according to the historical cost convention, and in accordance with accounting standards applicable in the United Kingdom. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's financial statements for the year ended 31 December 2003 with the addition of UITF abstract 38 'Accounting for ESOP trusts', which has been adopted for the first time this year. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. This change has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The impact of adopting this abstract is to reduce net assets and shareholders' funds by $622 million at 1 January 2004 (1 January 2003: $630 million).

2. Segmental information

	Turnover[1]		Operating profit[2]				Net operating assets[3]	
			Before exceptional items	Exceptional items (note 5)				
US$ million	**2004**	2003[4]	**2004**	**2004**	**2004**	2003	**2004**	2003
By business segment								
Group subsidiaries								
Platinum	**3,065**	2,232	**529**	**-**	**529**	428	**7,563**	6,119
Gold	**2,166**	1,718	**204**	**(1)**	**203**	226	**6,425**	3,302
Coal	**1,911**	1,556	**315**	**-**	**315**	260	**2,539**	2,152
Base Metals	**2,612**	1,720	**932**	**(120)**	**812**	(36)	**4,062**	4,087
Industrial Minerals	**3,697**	3,196	**323**	**(9)**	**314**	308	**4,729**	4,304
Ferrous Metals and Industries	**4,938**	2,863	**590**	**155**	**745**	130	**5,534**	4,629
Paper and Packaging	**6,541**	5,352	**551**	**-**	**551**	638	**6,496**	4,820
Exploration	**-**	-	**(120)**	**-**	**(120)**	(125)	**-**	-
Corporate Activities	**-**	-	**(263)**	**-**	**(263)**	(218)	**253**	296
	24,930	18,637	**3,061**	**25**	**3,086**	1,611	**37,601**	29,709
Joint ventures[5]								
Gold	**230**	312	**59**	**-**	**59**	99		
Coal	**3**	-	**-**	**-**	**-**	-		
Base Metals	**620**	346	**347**	**-**	**347**	114		
Industrial Minerals	**136**	100	**18**	**-**	**18**	14		
Ferrous Metals and Industries	**56**	28	**8**	**-**	**8**	2		
Paper and Packaging	**150**	274	**14**	**-**	**14**	18		
	1,195	1,060	**446**	**-**	**446**	247		
Associates[5]								
Platinum	**55**	46	**8**	**-**	**8**	5		
Gold	**13**	11	**-**	**-**	**-**	1		
Diamonds	**3,177**	2,967	**586**	**-**	**586**	562		
Coal	**468**	295	**172**	**-**	**172**	73		
Base Metals	**88**	60	**(4)**	**(117)**	**(121)**	-		
Industrial Minerals	**25**	22	**5**	**-**	**5**	3		
Ferrous Metals and Industries	**1,526**	1,476	**297**	**-**	**297**	76		
Paper and Packaging	**228**	2	**(6)**	**-**	**(6)**	-		
Corporate Activities	**90**	333	**7**	**-**	**7**	28		
	5,670	5,212	**1,065**	**(117)**	**948**	748		
	31,795	24,909	**4,572**	**(92)**	**4,480**	2,606		

[1] Turnover is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, revenue may be credited against the cost of sales. The amount credited to cost of sales for the year ended 31 December 2004 was $81 million (2003: $55 million) and relates principally to AngloGold Ashanti which credits uranium and silver to cost of sales in accordance with the Gold Industry Standard on production costs.

[2] An analysis of operating exceptional items for 2003 by business segment is given in note 3.

[3] Net operating assets consist of tangible assets, intangible assets, stocks and operating debtors less non-interest bearing current liabilities. See note 13 for the reconciliation of net operating assets to net assets.

[4] 2004 Base Metals' turnover is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries. On this basis, 2003 total Base Metals' turnover would be $1,957 million. There is no impact on operating profit for either 2004 or 2003.

[5] Net assets for joint ventures and associates are disclosed in note 10.

2. Segmental information (continued)

US$ million	Turnover		Operating profit				Net operating assets[1]	
			Before exceptional items	Exceptional items (note 5)				
	2004	2003	**2004**	**2004**	**2004**	2003	**2004**	2003
By geographical segment (by origin)								
Group subsidiaries								
South Africa	**10,080**	7,308	**1,236**	**(100)**	**1,136**	837	**18,012**	14,148
Rest of Africa	**574**	44	**(29)**	**-**	**(29)**	(4)	**3,191**	873
Europe	**9,214**	7,721	**637**	**(9)**	**628**	592	**9,504**	8,086
North America	**986**	708	**6**	**154**	**160**	(279)	**596**	868
South America	**2,565**	1,675	**1,070**	**(20)**	**1,050**	360	**3,417**	3,168
Australia and Asia	**1,511**	1,181	**141**	**-**	**141**	105	**2,881**	2,566
Joint ventures[2]								
South Africa	**56**	17	**10**	**-**	**10**	9		
Rest of Africa	**230**	312	**59**	**-**	**59**	98		
Europe	**235**	372	**22**	**-**	**22**	31		
North America	**32**	28	**4**	**-**	**4**	2		
South America	**611**	323	**346**	**-**	**346**	105		
Australia and Asia	**31**	8	**5**	**-**	**5**	2		
Associates[2]								
South Africa	**1,565**	1,302	**289**	**(117)**	**172**	135		
Rest of Africa	**1,972**	2,157	**364**	**-**	**364**	398		
Europe	**969**	640	**168**	**-**	**168**	116		
North America	**461**	504	**32**	**-**	**32**	(4)		
South America	**447**	280	**129**	**-**	**129**	61		
Australia and Asia	**256**	329	**83**	**-**	**83**	42		
	31,795	24,909	**4,572**	**(92)**	**4,480**	2,606	**37,601**	29,709

	2004	2003
By geographical segment (by destination)		
Group subsidiaries		
South Africa	**4,554**	3,503
Rest of Africa	**479**	295
Europe	**11,998**	9,726
North America	**2,841**	1,607
South America	**1,349**	859
Australia and Asia	**3,709**	2,647
Joint ventures[2]		
South Africa	**162**	7
Rest of Africa	**6**	11
Europe	**588**	787
North America	**182**	91
South America	**1**	45
Australia and Asia	**256**	119
Associates[2]		
South Africa	**340**	399
Rest of Africa	**21**	34
Europe	**1,476**	1,287
North America	**2,222**	2,157
South America	**66**	41
Australia and Asia	**1,545**	1,294
	31,795	24,909

[1] Net operating assets consist of tangible and intangible assets, stocks and operating debtors less non-interest bearing current liabilities. See note 13 for the reconciliation of net operating assets to net assets.
[2] Net assets for joint ventures and associates are disclosed in note 10.

3. Profit for the financial year

The table below analyses the contribution of each business segment to the Group's profit for the financial year and its headline earnings which the directors consider to be a useful additional measure of the Group's performance. Headline earnings is calculated in accordance with the definition issued by the Institute of Investment Management and Research (now Society of Investment Professionals), in Statement of Investment Practice No. 1, 'The Definition of Headline Earnings'.

US$ million	Operating profit before operating exceptionals	Operating profit after operating exceptionals	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Net interest tax and minority interests	Total 2004
By business segment							
Platinum	**537**	**537**	-	-	17	(315)	**239**
Gold	**263**	**262**	1	-	43	(148)	**158**
Diamonds	**586**	**586**	-	-	35	(240)	**381**
Coal	**487**	**487**	-	-	8	(144)	**351**
Base Metals	**1,275**	**1,038**	237	-	2	(235)	**1,042**
Industrial Minerals	**346**	**337**	9	-	60	(139)	**267**
Ferrous Metals and Industries	**895**	**1,050**	(155)	-	9	(424)	**480**
Paper and Packaging	**559**	**559**	-	-	27	(205)	**381**
Exploration	**(120)**	**(120)**	-	-	-	29	**(91)**
Corporate Activities	**(256)**	**(256)**	-	-	20	(283)	**(519)**
Total/Headline earnings	**4,572**	**4,480**	92	-	221	(2,104)	**2,689**
Headline earnings adjustment (note 7)			(92)	520	(221)	17	**224**
Profit for the financial year							**2,913**

US$ million	Operating profit before operating exceptionals	Operating profit after operating exceptionals	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Net interest tax and minority interests	Total 2003
By business segment							
Platinum	**447**	**433**	14	-	17	(259)	**205**
Gold	**369**	**326**	43	-	41	(243)	**167**
Diamonds	**562**	**562**	-	-	32	(208)	**386**
Coal	**333**	**333**	-	-	8	(109)	**232**
Base Metals	**286**	**78**	208	-	1	(81)	**206**
Industrial Minerals	**325**	**325**	-	-	53	(108)	**270**
Ferrous Metals and Industries	**208**	**208**	-	-	13	(114)	**107**
Paper and Packaging[1]	**656**	**656**	-	-	18	(249)	**425**
Exploration	**(105)**	**(125)**	20	-	-	22	**(83)**
Corporate Activities	**(189)**	**(190)**	1	-	20	(52)	**(221)**
Total/Headline earnings	**2,892**	**2,606**	286	-	203	(1,401)	**1,694**
Headline earnings adjustment (note 7)			(286)	386	(203)	1	**(102)**
Profit for the financial year							**1,592**

[1] Headline earnings for Paper and Packaging and Corporate Activities have been adjusted for the year ended 31 December 2003, as net interest for the wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities. Net interest payable for the wholly owned operations in Paper and Packaging was $95 million for the year ended 31 December 2004 (2003: $57 million). On the former basis headline earnings for Paper and Packaging would have been $286 million for the year ended 31 December 2004 (2003: $368 million).

4. Exploration expenditure

US$ million	2004	2003
By business segment		
Platinum	**13**	11
Gold	**43**	36
Base Metals	**41**	50
Coal	**9**	5
Ferrous Metals and Industries	**14**	1
Impairment of Boyongan (see note 5)	**-**	20
Other	**-**	2
	120	125

5. Exceptional items

Operating exceptional items

US$ million	2004	2003
Reversal of impairment of Terra Industries Inc	**154**	-
Impairment of Black Mountain Mineral Development	**(100)**	-
Write down of assets at Mantos Blancos SA	**(20)**	-
Impairment of Hudson Bay Mining and Smelting Co Ltd	**-**	(208)
Impairment of Boyongan	**-**	(20)
Impairment of Savuka	**-**	(34)
Other impairments	**(9)**	(24)
Share of associate's impairment charge – Palabora Mining Company Limited	**(117)**	-
Total operating exceptional charge	**(92)**	(286)
Taxation	**42**	22
Minority interests	**1**	23
	(49)	(241)

Exceptional finance charge

US$ million	2004	2003
Share of associate's charge on early redemption of debt	**-**	(13)
Total exceptional finance charge	**-**	(13)

Non-operating exceptional items

US$ million	2004	2003
Disposal of interest in Gold Fields Limited	**464**	-
Part disposal of Western Areas	**45**	-
Disposal of remaining interest in FirstRand Limited	**32**	117
Disposal of interest in Nkomati	**28**	-
Disposal of interest in Avgold	**25**	51
Disposal of Terra Industries Inc	**13**	-
Loss on redemption of De Beers' preference shares	**(44)**	-
Loss on disposal of Hudson Bay Mining and Smelting Co Ltd	**(42)**	-
Disposal of interest in Li & Fung	**-**	163
Disposal of interest in East Africa Gold Mines	**-**	25
Disposal of interest in Randgold Resources	**-**	17
Disposal of interest in JCI	**-**	(20)
Disposal of Anglovaal Mining Limited	**-**	(13)
Other items	**(12)**	21
Share of associates' exceptional items	**11**	25
Profit on disposal of fixed assets	**520**	386
Total non-operating exceptional gain	**520**	386
Taxation	**(41)**	(9)
Minority interests	**(1)**	(29)
	478	348
Total exceptional items (net of tax and minority interest)	**429**	94

Operating exceptional items
A review of the carrying value of Black Mountain Mineral Development has resulted in a $100 million exceptional charge to operating profit, attributable to Base Metals.

Following a review of operations at Empresa Minera de Mantos Blancos SA, the carrying values of certain dump leach assets were written down. This has resulted in an exceptional charge to operating profit of $20 million, attributable to Base Metals.

During the year, in light of the prolonged recovery in the company's markets and share price, Ferrous Metals and Industries reversed $154 million of the impairment provision held against Terra Industries Inc.

Palabora, an associate within Base Metals, recorded an impairment of $409 million during the year. The Group's share of this impairment amounted to $117 million.

Non-operating exceptional items
The Group disposed of its investment in Gold Fields Limited in March 2004. Proceeds of $1.2 billion resulted in an exceptional gain of $464 million.

The Group disposed of a holding of approximately 8.5% of Western Areas in December 2004. Proceeds of $48 million resulted in a gain of $45 million.

An exceptional currency retranslation loss of $44 million arose on the redemption of $175 million of De Beers' preference shares.

Base Metals completed the sale of Hudson Bay Mining and Smelting Co Ltd in December 2004. Proceeds of $257 million, including cash consideration of $246 million, resulted in an exceptional loss of $42 million.

Ferrous Metals and Industries disposed of its interest in Terra Industries Inc. Proceeds of $255 million resulted in an exceptional gain of $13 million.

6. Tax on profit on ordinary activities

a) Analysis of charge for the year

US$ million	**2004 Excluding exceptional items**	**2004 Including exceptional items**	2003 Excluding exceptional items	2003 Including exceptional items
United Kingdom corporation tax at 30%[1]	**54**	**54**	26	26
South Africa corporation tax at 30%	**261**	**261**	74	74
Other overseas taxation	**337**	**337**	240	240
Share of taxation charge of joint ventures	**19**	**19**	15	15
Share of taxation charge of associates	**308**	**308**	200	200
Current tax on exceptional items	**-**	**59**	-	9
Total current tax	**979**	**1,038**	555	564
Deferred taxation – subsidiaries	**258**	**258**	193	193
Deferred taxation – joint ventures	**55**	**55**	17	17
Deferred taxation – associates	**(12)**	**(12)**	(16)	(16)
Deferred tax on exceptional items	**-**	**(60)**	-	(22)
Total deferred tax [2]	**301**	**241**	194	172
Total tax charge[2]	**1,280**	**1,279**	749	736

[1] Net of double tax relief of $259 million (2003: nil). UK corporation tax before double tax relief was $313 million (2003: $26 million).
[2] In addition, $12 million (2003: $59 million) of deferred tax has been recognised in the Statement of Total Recognised Gains and Losses.

b) Factors affecting current tax charge for the year
The current tax charge assessed for the year is lower than the standard rate of corporation tax in the United Kingdom and South Africa (30%). The differences are explained below:

US$ million	**2004 Including exceptional items**	2003 Including exceptional items
Profit on ordinary activities before tax	**4,641**	2,673
Tax on profit on ordinary activities at 30% (2003: 30%)	**1,392**	802
Tax effects of:		
Expenses not deductible for tax purposes:		
Operating exceptional items	**(15)**	86
Goodwill amortisation	**66**	61
Exploration costs	**36**	32
Non-taxable income:		
Dividends receivable	**(8)**	(11)
Non-operating exceptional items	**(115)**	(103)
Tax allowances for capital expenditure in excess of depreciation	**(91)**	(207)
Movement in tax losses	**(130)**	15
South African secondary tax on companies	**96**	45
Effect of differences between local and UK rates	**(98)**	(66)
Other differences	**(95)**	(90)
Current tax charge for the year	**1,038**	564

c) Factors that may affect future tax charges
The Group anticipates that its effective rate will remain above the statutory rate of 30% as the Group operates in certain countries where tax rates are higher than the UK rate, including South Africa (effective rate of 37.8% assuming distribution of profits).

In addition to the amounts provided in deferred tax, unrecognised assets exist in respect of taxable losses. No asset has been recognised in respect of these losses as it is not regarded as more likely than not that there will be suitable taxable profits against which to offset these losses. Any utilisation of these losses in the future may lead to a reduction in effective tax rates.

No deferred tax has been provided in respect of accumulated reserves of overseas subsidiaries, associates or joint ventures as future dividends are expected to be paid out of future earnings.

7. Headline earnings

	2004		2003	
US$ million (unless otherwise stated)	**Earnings**	**Basic earnings per share US$**	Earnings	Basic earnings per share US$
Profit for the financial year	**2,913**	**2.03**	1,592	1.13
Operating exceptional charges	**92**	**0.06**	286	0.20
Exceptional finance charge	**-**	**-**	13	0.01
Non-operating exceptional gains	**(520)**	**(0.36)**	(386)	(0.27)
Amortisation of goodwill:				
Subsidiaries	**175**	**0.13**	153	0.11
Joint ventures and associates	**46**	**0.03**	50	0.04
Related tax	**(1)**	**-**	(13)	(0.01)
Related minority interest	**(16)**	**(0.01)**	(1)	(0.01)
Headline earnings for the financial year	**2,689**	**1.88**	1,694	1.20

Headline earnings is calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") Statement of Investment Practice No 1, 'The Definition of IIMR Headline Earnings', which the directors consider to be a useful additional measure of the Group's performance.

8. Earnings per share

	2004	2003
Basic number of ordinary shares outstanding (million)[1]	**1,434**	1,415
Potentially dilutive ordinary shares (million)	**66**	63
Diluted number of ordinary shares outstanding (million)[1]	**1,500**	1,478
Profit for the financial year:		
Basic earnings per share (US$)[2]	**2.03**	1.13
Diluted earnings per share (US$)[3]	**1.96**	1.10
Headline earnings for the financial year[4]:		
Basic earnings per share (US$)	**1.88**	1.20
Diluted earnings per share (US$)	**1.81**	1.17

[1] Basic and diluted number of shares outstanding represent the weighted average for the year.
[2] Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The average number of shares in issue excludes the shares held by the employee benefit trust.
[3] Diluted earnings per share is calculated by adjusting earnings and the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.
[4] Basic and diluted earnings per share are also shown based on headline earnings, which the directors consider to be a useful additional measure of the Group's performance.

9. Capital expenditure

An analysis by business segment of the payments for tangible fixed assets made by subsidiaries is shown below:

US$ million	2004	2003
Platinum	**633**	1,004
Gold	**572**	339
Coal	**217**	207
Base Metals	**286**	352
Industrial Minerals	**299**	316
Ferrous Metals and Industries	**284**	195
Paper and Packaging	**819**	601
Other	**19**	11
	3,129	3,025

10. Joint ventures and associates

US$ million	2004 Joint ventures	2004 Associates	2004 Total	2003 Joint ventures	2003 Associates	2003 Total
Fixed assets	**1,577**	**5,153**	**6,730**	2,001	5,755	7,756
Current assets	**639**	**2,183**	**2,822**	482	2,269	2,751
Liabilities due within one year	**(213)**	**(1,237)**	**(1,450)**	(355)	(856)	(1,211)
Liabilities due after more than one year	**(507)**	**(1,753)**	**(2,260)**	(498)	(2,364)	(2,862)
Net assets	**1,496**	**4,346**	**5,842**	1,630	4,804	6,434

US$ million	2004	2003
By business segment:		
Platinum	**77**	73
Gold	**230**	1,219
Diamonds	**3,069**	2,886
Coal	**461**	504
Base Metals	**1,088**	963
Industrial Minerals	**77**	60
Ferrous Metals and Industries	**629**	495
Paper and Packaging	**172**	178
Corporate Activities	**39**	56
Net assets	**5,842**	6,434
By geographical segment:		
South Africa	**1,607**	1,751
Rest of Africa	**1,627**	1,960
Europe	**606**	686
North America	**161**	316
South America	**1,499**	1,301
Australia and Asia	**342**	420
Net assets	**5,842**	6,434

11. Consolidated cash flow statement analysis

a) Reconciliation of Group operating profit to net cash inflow from operating activities

US$ million	2004	2003
Group operating profit – subsidiaries	**3,086**	1,611
Exceptional (gains)/charges (all non cash items)	**(25)**	286
Group operating profit before exceptionals	**3,061**	1,897
Depreciation and amortisation charges	**2,123**	1,463
Increase in stocks	**(242)**	(302)
Increase in debtors	**(419)**	(246)
Increase in creditors	**69**	348
Increase in provisions	**91**	38
Other items	**90**	(14)
Net cash inflow from operating activities	**4,773**	3,184

b) Financing

US$ million	2004	2003
(Decrease)/increase in short term borrowings	**(1,664)**	875
Increase in long term borrowings	**305**	531
Net movement in minorities' shares and loans	**(2)**	3
Exercise of share options	**46**	71
Issue of shares in subsidiaries	**146**	305
Financing	**(1,169)**	1,785

c) Reconciliation of net cash flow to movement in net debt

US$ million	2004	2003
Increase/(decrease) in cash in the year	**902**	(51)
Cash inflow/(outflow) from debt financing	**1,359**	(1,406)
Cash outflow from management of liquid resources	**(456)**	(182)
Change in net debt arising from cash flows	**1,805**	(1,639)
Loans and current asset investments acquired with subsidiaries	**(597)**	(746)
Loans and current asset investments disposed with subsidiaries	**10**	5
Other non-cash movements	**(19)**	-
Exchange adjustments	**(687)**	(675)
Movement in net debt	**512**	(3,055)
Net debt at start of year	**(8,633)**	(5,578)
Net debt at end of year	**(8,121)**	(8,633)

12. Movement in net debt

US$ million	2003	Cash flow	Acquisitions excluding cash	Disposals excluding cash	Other non-cash movements	Exchange movements	2004
Cash at bank and in hand	1,094	902	-	-	-	90	**2,086**
Debt due after one year	(6,665)	(305)	(348)	23	285	(439)	**(7,449)**
Debt due within one year	(4,094)	1,664	(249)	6	(304)	(356)	**(3,333)**
	(10,759)	1,359	(597)	29	(19)	(795)	**(10,782)**
Current asset investments	1,032	(456)	-	(19)	-	18	**575**
Total	(8,633)	1,805	(597)	10	(19)	(687)	**(8,121)**

13. Reconciliation of net operating assets to net assets

US$ million	2004	2003
Net operating assets (see note 2)	**37,601**	29,709
Fixed asset investments	**6,731**	7,206
Current asset investments	**575**	1,032
Cash at bank and in hand	**2,086**	1,094
Other non-operating assets and liabilities	**(4,206)**	(4,700)
Long term liabilities	**(7,449)**	(6,665)
Provisions for liabilities and charges	**(4,986)**	(3,954)
Equity minority interests	**(4,445)**	(3,396)
Non-equity minority interests	**(175)**	-
Proposed dividend	**(734)**	(554)
Net assets	**24,998**	19,772

14. Status of financial information

The financial information set out herein does not constitute the Company's statutory accounts for the year ended 31 December 2004, but is derived from those accounts which were approved by the board of directors on 22 February 2005. Statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies, and those for 2004 will be delivered following the Company's annual general meeting convened for 20 April 2005. The auditors have reported on these accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Production statistics

The figures below include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates where applicable, except for Collahuasi in Base Metals which is quoted on a 100% basis.

	2004	2003
Anglo Platinum (troy ounces)[1][2]		
Platinum	**2,498,200**	2,356,100
Palladium	**1,331,800**	1,213,700
Rhodium	**258,600**	237,400
Nickel (tons)	**22,700**	22,500
AngloGold Ashanti (gold in troy ounces)[2]		
South Africa	**3,079,000**	3,281,000
Argentina	**211,000**	209,000
Australia	**410,000**	432,000
Brazil	**334,000**	323,000
Ghana	**485,000**	-
Guinea	**83,000**	-
Mali	**475,000**	577,000
Namibia	**67,000**	73,000
Tanzania	**570,000**	331,000
USA	**329,000**	390,000
Zimbabwe	**9,000**	-
	6,052,000	5,616,000
Gold Fields (gold in troy ounces)[2]		
Gold	**207,000**	870,500
Anglo Coal (tonnes)		
South Africa:		
Eskom	**33,668,300**	31,301,000
Trade - Thermal	**18,648,600**	18,600,200
Trade - Metallurgical	**2,143,700**	1,835,500
	54,460,600	51,736,700
Australia:		
Thermal	**17,378,800**	17,025,400
Metallurgical	**8,203,800**	9,100,000
	25,582,600	26,125,400
South America:		
Thermal	**9,589,600**	8,728,400
	89,632,800	86,590,500
Anglo Coal (tonnes)		
South Africa:		
Bank	**2,733,100**	3,225,000
Greenside	**2,754,800**	2,712,400
Goedehoop	**6,462,100**	5,961,500
Kriel	**11,059,500**	10,984,300
Kleinkopje	**4,691,600**	4,381,100
Landau	**3,474,100**	3,508,000
New Denmark	**4,975,800**	4,316,800
New Vaal	**17,312,000**	16,000,000
Nooitgedacht	**676,600**	647,600
Mafube	**321,000**	-
	54,460,600	51,736,700

[1] Includes Anglo Platinum's share, 44,500 ounces, of Northam Platinum Limited.

[2] See Anglo American Platinum Corporation Limited, Northam Limited, AngloGold Ashanti Limited and Gold Fields Limited published results for further analysis of production information.

Production statistics (continued)

			2004	2003
Anglo Coal (tonnes) (continued)				
Australia:				
Callide			**9,355,300**	8,520,600
Drayton			**4,278,800**	4,286,100
Dartbrook			**2,268,100**	2,432,500
German Creek			**4,047,600**	3,802,000
Jellinbah East			**925,200**	883,600
Moranbah			**1,125,900**	3,158,900
Dawson Complex			**3,581,700**	3,041,700
			25,582,600	26,125,400
South America:				
Carbones Del Guasare			**1,677,600**	1,380,900
Carbones Del Cerrejon			**7,912,000**	7,347,500
			9,589,600	8,728,400
Anglo Base Metals				
Copper				
Collahuasi				
100% basis (Anglo American 44%)				
Production	Copper cathode	tonnes	**58,200**	63,400
	Copper in concentrate	tonnes	**422,800**	331,300
Total copper production for Collahuasi		tonnes	**481,000**	394,700
Minera Sur Andes				
Los Bronces mine				
Production	Copper cathode	tonnes	**31,800**	27,700
	Copper in concentrate	tonnes	**199,800**	180,100
	Total	tonnes	**231,600**	207,800
El Soldado mine				
Production	Copper cathode	tonnes	**8,100**	8,000
	Copper in concentrate	tonnes	**60,700**	62,500
	Total	tonnes	**68,800**	70,500
Chagres Smelter				
Production	Copper blister/anodes	tonnes	**165,000**	160,100
	Acid	tonnes	**440,500**	436,700
Total copper production for Minera Sur Andes group		tonnes	**300,400**	278,300
Mantos Blancos				
Mantos Blancos mine				
Production	Copper cathode	tonnes	**58,200**	51,600
	Copper in concentrate	tonnes	**36,700**	35,300
	Total	tonnes	**94,900**	86,900
Mantoverde mine				
Production	Copper cathode	tonnes	**60,100**	60,200
Black Mountain and Hudson Bay		tonnes	**79,500**	87,800
Other		tonnes	**19,400**	21,900
Total attributable copper production		tonnes	**766,000**	708,800

Production statistics (continued)

			2004	2003
Nickel, Niobium and Mineral Sands				
Nickel				
Codemin				
Production		tonnes	**6,500**	6,400
Loma de Niquel				
Production		tonnes	**17,400**	17,200
Other		tonnes	**100**	1,300
Total attributable nickel production		tonnes	**24,000**	24,900
Niobium				
Catalão				
Production		tonnes	**3,500**	3,300
Mineral Sands				
Namakwa Sands				
Production	Ilmenite	tonnes	**320,600**	314,600
	Rutile	tonnes	**23,700**	20,400
	Zircon	tonnes	**119,100**	93,300
Smelter production	Slag tapped	tonnes	**169,300**	165,800
	Iron tapped	tonnes	**105,900**	105,900
Zinc and Lead				
Black Mountain				
Production	Zinc in concentrates	tonnes	**28,200**	25,900
	Lead in concentrates	tonnes	**37,500**	39,600
	Copper in concentrates	tonnes	**5,200**	4,700
Hudson Bay				
Production (domestic)	Copper	tonnes	**40,000**	39,400
	Zinc	tonnes	**105,200**	93,100
Production (total)	Copper	tonnes	**74,300**	83,100
	Zinc	tonnes	**107,000**	117,900
	Gold	ounces	**73,400**	57,500
	Silver	ounces	**1,020,900**	1,032,800
Lisheen				
Production	Zinc in concentrate	tonnes	**156,300**	169,300
	Lead in concentrate	tonnes	**17,200**	20,800
Skorpion				
Production	Zinc	tonnes	**119,200**	47,400
Total attributable zinc production		tonnes	**410,700**	360,500
Anglo Industrial Minerals (tonnes)				
Aggregates			**70,448,300**	67,158,100
Lime products			**1,185,700**	893,800
Concrete (m^3)			**8,310,800**	7,874,600
Sodium tripolyphosphate			**115,700**	88,800
Phosphates			**1,169,300**	1,040,300
Anglo Ferrous Metals and Industries (tonnes)				
Kumba Resources Limited				
Iron ore production				
Lump			**18,248,000**	18,172,000
Fines			**11,864,000**	11,421,000
Total iron ore			**30,112,000**	29,593,000
Coal				
Power Station coal			**14,017,000**	13,869,000
Coking coal			**2,409,000**	2,162,000
Steam coal			**3,018,000**	2,933,000
Total coal			**19,444,000**	18,964,000
Zinc metal			**116,000**	112,000
Heavy minerals[1]				
Ilmenite			**498,000**	393,000

[1] Further details of heavy minerals production are available in Kumba's annual report.

Production statistics (continued)

		2004	2003
Anglo Ferrous Metals and Industries (tonnes) (continued)			
Scaw Metals			
Rolled products		**458,000**	352,000
Cast products		**110,000**	115,000
Grinding media		**429,000**	389,000
Highveld Steel			
Rolled products		**674,013**	578,035
Continuous cast blocks		**922,477**	877,405
Vanadium slag		**67,587**	69,814
Samancor			
Chrome ore		**1,155,000**	1,127,400
Chrome alloys		**378,600**	407,700
Manganese ore (mtu m)		**106**	76
Manganese alloys		**321,100**	288,200
Zimbabwe Alloys			
Chrome alloys		**31,000**	39,000
Tongaat-Hulett			
Sugar		**756,000**	843,000
Aluminium		**162,000**	147,000
Starch and glucose		**576,000**	610,000
Hippo Valley			
Sugar		**200,000**	224,000
Terra[1]			
Ammonia		**550,200**	677,000
Nitrogen solutions		**1,497,200**	1,862,400
Urea		**163,600**	264,500
Ammonium nitrate		**387,400**	452,800
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers	tonnes	**2,596,701**	2,010,423
Corrugated board and boxes	m m^2	**2,103**	1,386
Paper sacks	m units	**3,251**	2,723
Consumer bags and pouches (including self opening)	m units	**1,070**	736
Coating and release liners	m m^2	**1,661**	1,584
Films and laminates	m m^2	**395**	370
Mondi Business Paper			
Uncoated wood free paper	tonnes	**1,881,851**	1,583,496
Pulp - External	tonnes	**254,777**	291,670
Pulp - Integrated	tonnes	**1,396,124**	1,250,042
Wood chips	green metric tonnes	**2,125,858**	2,122,470
Mondi Packaging South Africa			
Packaging papers	tonnes	**365,557**	370,917
Corrugated case material	m m^2	**335**	297
Newsprint and other			
Newsprint (attributable share)	tonnes	**550,986**	572,054
Mining timber	tonnes	**154,727**	158,640

[1] Terra was sold effective December 2004.

Reconciliation of subsidiaries' and associates' headline earnings to those included in the consolidated financial statements

For the year to 31 December 2004
Note only key reported lines are reconciled

AngloGold Ashanti Limited	2004 US$ million
IAS adjusted headline earnings (published)[1]	263
Exploration (excluding joint ventures)	43
Amortisation of bond discount	13
Depreciation on assets revalued on acquisition	(5)
Other GAAP adjustments	3
Minority interest	(159)
UK GAAP contribution to headline earnings	**158**

[1] Before unrealised non-hedge derivatives and fair value gains on interest rate swaps.

Anglo American Platinum Corporation Limited	2004 US$ million
IAS headline earnings (published)	407
GAAP adjustments	(16)
Exploration	13
	404
Minority interest	(101)
Depreciation on assets revalued on acquisition	(64)
UK GAAP contribution to headline earnings	**239**

DB Investments SA			2004 US$ million
Reconciliation of headline earnings	Total	Ordinary shares	Preference shares[3]
DBI headline earnings – IAS (100%)	652	-	-
GAAP adjustments[1]	65	-	-
DBI headline earnings – UK GAAP (100%)	717	622	95
AA plc's 45% ordinary share interest	280	280	-
Additional 3.65% ordinary share interest[2]	23	23	-
AA plc's portion of the preference shares[3]	78	-	78
AA plc headline earnings	**381**	**303**	**78**

[1] The GAAP adjustments include the reclassification of the $75 million preference dividends which are finance charges to Dbsa under IFRS, but are not treated as finance charges under UK GAAP. The GAAP adjustments also include -$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of $70 million was charged against earnings in 2003, under UK GAAP only $31 million is charged against earnings in 2004, being the portion that was realised in the period.

[2] As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares. As previously announced, the Debswana interest in DBI was ceded to the Government of the Republic of Botswana as part of a renewal of De Beers' mining licences in Botswana, signed on 20th December 2004. Accordingly, from this date AA plc no longer accounts for this additional 3.65% interest.

[3] AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS 9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's $61 million preference share income are arrived at by adjusting for a proportion of exceptional items (-$2 million) and goodwill amortisation (+$19 million) in the same way as the ordinary share interest is calculated.

Key financial data

US$ million (unless stated otherwise)	2004	2003[1]	2002[1]	2001[1] [2]	2000[1] [2]	1999[1] [2]
Group turnover including share of joint ventures and associates	**31,795**	24,909	20,497	19,282	20,570	19,245
Less: Share of joint ventures' turnover	**(1,195)**	(1,060)	(1,066)	(1,109)	(1,590)	(1,720)
Share of associates' turnover	**(5,670)**	(5,212)	(4,286)	(3,387)	(4,156)	(5,947)
Group turnover - subsidiaries	**24,930**	18,637	15,145	14,786	14,824	11,578
Operating profit before exceptional items	**4,572**	2,892	3,332	3,298	3,479	2,141
Operating exceptional items[3]	**(92)**	(286)	(81)	(513)	(433)	-
Total operating profit[3]	**4,480**	2,606	3,251	2,785	3,046	2,141
Non-operating exceptional items[3]	**520**	386	64	2,148	490	410
Net interest (expense)/investment income	**(359)**	(319)	(179)	130	308	265
Profit on ordinary activities before taxation	**4,641**	2,673	3,136	5,063	3,844	2,816
Taxation on profit on ordinary activities	**(1,280)**	(749)	(1,042)	(1,247)	(1,143)	(538)
Taxation on exceptional items	**1**	13	(3)	(147)	-	18
Equity minority interests	**(449)**	(345)	(528)	(584)	(818)	(758)
Profit for the financial year	**2,913**	1,592	1,563	3,085	1,883	1,538
Headline earnings	**2,689**	1,694	1,759	1,681	1,927	1,296
Earnings per share ($)[4]	**2.03**	1.13	1.11	2.09	1.20	1.00
Headline earnings per share ($)[4]	**1.88**	1.20	1.25	1.14	1.23	0.84
Dividend per share (US cents)	**70.0**	54.0	51.0	49.0	47.5	37.5
Basic number of shares outstanding (million)[4]	**1,434**	1,415	1,411	1,474	1,567	1,540
EBITDA[5]	**7,110**	4,785	4,792	4,647	4,688	3,113
EBITDA interest cover[6]	**14.9**	12.7	20.0	31.2	-	-
Operating margin (before exceptional items)	**14.4%**	11.6%	16.3%	17.1%	16.9%	11.1%
Dividend cover (based on headline earnings)	**2.7**	2.2	2.5	2.3	2.6	2.2
Balance Sheet						
Intangible and tangible fixed assets	**33,745**	26,646	18,841	12,870	14,315	11,110
Investments	**6,731**	7,206	6,746	4,873	7,234	7,644
Working capital	**2,249**	1,903	822	282	971	914
Provisions for liabilities and charges	**(4,986)**	(3,954)	(2,896)	(2,194)	(2,594)	(2,604)
Net (debt)/funds	**(8,121)**	(8,633)	(5,578)	(2,018)	(3,590)	81
Equity minority interests	**(4,445)**	(3,396)	(2,304)	(1,607)	(2,212)	(2,477)
Non-equity minority interests	**(175)**	-	-	-	-	-
Shareholders' funds (equity)	**24,998**	19,772	15,631	12,206	14,124	14,668
Total capital[7]	**37,739**	31,801	23,513	15,831	19,926	17,064
Net cash inflow from operating activities	**4,773**	3,184	3,618	3,539	2,959	1,850
Dividends received from joint ventures and associates	**408**	426	258	258	258	209
Return on capital employed[8]	**13.4%**	10.7%	17.5%	19.0%	19.5%	13.2%
EBITDA/average total capital	**20.4%**	17.3%	24.4%	26.0%	25.3%	18.8%
Net debt/(funds) to total capital	**21.5%**	27.1%	23.7%	12.7%	18.0%	(0.5%)

[1] The comparative years have been restated to reflect the adoption of UITF abstract 38 'Accounting for ESOP trusts'.
[2] 1999, 2000 and 2001 have been restated for the adoption of FRS 19.
[3] As first noted in 2002, operating profit for 2000 has been restated for the reclassification of the loss of $167 million arising on the anticipated disposal of Terra Industries Inc. The disposal did not proceed and the loss has therefore been reclassified into operating exceptional items as an impairment.
[4] 2000 and 1999 have been restated to reflect the three-for-one bonus issue in May 2001.
[5] EBITDA is operating profit before exceptional items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[6] EBITDA interest cover is EBITDA divided by net interest expense, excluding other net financial income (2004: $119 million) and exceptional financing charges (2004: nil). EBITDA interest cover for 2002 is annualised to account for acquisitions during the year. The actual EBITDA interest cover for 2002 was 25.5 times. For 2000 and 1999 EBITDA interest cover is not applicable as the Group was a net interest recipient after adjusting for other net financial income.
[7] Total capital is the sum of shareholders' funds, net debt and minority interests.
[8] Return on capital employed is calculated as total operating profit before impairments for the year divided by the average total capital less other investments and adjusted for impairments.

Summary by business segment

US$ million (unless otherwise stated)	Turnover[1] 2004	Turnover[1] 2003	TC/RCs[1] 2004	TC/RCs[1] 2003	EBITDA[2] 2004	EBITDA[2] 2003	Operating profit/(loss) 2004	Operating profit/(loss) 2003	Headline earnings/(loss) 2004	Headline earnings/(loss) 2003
Platinum	**3,120**	2,278	-	-	**867**	673	**537**	433	**239**	205
Platinum	**3,120**	2,278	-	-	**867**	673	**537**	447	**239**	205
Exceptional items							-	(14)		
Gold	**2,409**	2,041	-	-	**701**	642	**262**	326	**158**	167
Gold	**2,409**	2,041	-	-	**701**	642	**263**	369	**158**	167
Exceptional items							**(1)**	(43)		
Diamonds	**3,177**	2,967	-	-	**688**	638	**586**	562	**381**	386
Coal	**2,382**	1,851	-	-	**686**	505	**487**	333	**351**	232
South Africa	**1,109**	843	-	-	**297**	175	**244**	133	**162**	79
Australia	**840**	739	-	-	**184**	219	**79**	130	**73**	94
South America	**433**	269	-	-	**205**	111	**164**	70	**116**	59
Base Metals	**3,517**	2,126	**197**	169	**1,626**	569	**1,038**	78	**1,042**	206
Copper	**2,247**	1,247	**94**	79	**1,252**	447	**1,046**	269	**871**	216
Collahuasi	**650**	323	**39**	34	**412**	162	**345**	106	**279**	78
Minera Sur Andes	**1,034**	587	**44**	33	**608**	216	**511**	129	**430**	111
Mantos Blancos	**475**	277	**11**	12	**225**	65	**195**	35	**163**	28
Palabora and other	**88**	60	-	-	**7**	4	**(5)**	(1)	**(1)**	(1)
Nickel, Niobium, Mineral Sands	**528**	372	-	-	**273**	151	**224**	106	**172**	76
Catalão	**44**	39	-	-	**29**	23	**26**	20	**27**	18
Codemin	**89**	56	-	-	**48**	26	**44**	22	**30**	16
Loma de Niquel	**247**	136	-	-	**158**	73	**137**	52	**103**	41
Namakwa Sands	**146**	124	-	-	**37**	19	**16**	3	**11**	(6)
Nkomati and other	**2**	17	-	-	**1**	10	**1**	9	**1**	7
Zinc	**741**	506	**103**	90	**131**	(1)	**38**	(62)	**31**	(65)
Black Mountain	**74**	62	**25**	22	**2**	(5)	**(3)**	(7)	**(2)**	(6)
Hudson Bay	**405**	294	-	-	**78**	(9)	**37**	(59)	**31**	(63)
Lisheen	**189**	150	**78**	68	**29**	13	**17**	4	**16**	4
Skorpion	**73**	-	-	-	**22**	-	**(13)**	-	**(14)**	-
Other	**1**	1	-	-	**(30)**	(28)	**(33)**	(27)	**(32)**	(21)
Exceptional items							**(237)**	(208)		
Industrial Minerals	**3,858**	3,318	-	-	**624**	557	**337**	325	**267**	270
Tarmac	**3,596**	3,129	-	-	**543**	510	**280**	290	**238**	256
Copebrás	**262**	189	-	-	**81**	47	**66**	35	**29**	14
Exceptional items							**(9)**	-		
Ferrous Metals and Industries	**6,520**	4,367	-	-	**1,249**	441	**1,050**	208	**480**	107
Kumba	**1,413**	332	-	-	**329**	67	**205**	33	**72**	18
Highveld Steel	**775**	488	-	-	**222**	29	**168**	11	**92**	5
Scaw Metals	**910**	670	-	-	**123**	86	**101**	70	**72**	55
Samancor Group	**821**	499	-	-	**268**	78	**236**	41	**162**	10
Boart Longyear	**872**	665	-	-	**102**	63	**67**	33	**35**	21
Tongaat-Hulett	**1,121**	994	-	-	**116**	50	**69**	10	**21**	(10)
Terra	**598**	654	-	-	**92**	67	**53**	14	**29**	7
Other	**10**	65	-	-	**(3)**	1	**(4)**	(4)	**(3)**	1
Exceptional items							**155**	-		
Paper and Packaging	**6,919**	5,628	-	-	**996**	976	**559**	656	**381**	425
Mondi Packaging	**3,766**	2,885	-	-	**535**	488	**284**	302	**193**	162
Mondi Business Paper	**2,003**	1,693	-	-	**352**	388	**209**	294	**148**	207
Other	**1,150**	1,050	-	-	**109**	100	**66**	60	**40**	56
Exploration	-	-	-	-	**(120)**	(104)	**(120)**	(125)	**(91)**	(83)
Exploration	-	-	-	-	**(120)**	(104)	**(120)**	(105)	**(91)**	(83)
Exceptional items							-	(20)		
Corporate	**90**	333	-	-	**(207)**	(112)	**(256)**	(190)	**(519)**	(221)
Gold Fields[3]	**90**	333	-	-	**19**	72	**7**	28	**6**	35
Other	-	-	-	-	**(226)**	(184)	**(263)**	(217)	**(525)**	(256)
Exceptional items							-	(1)		
Less TC/RC charges[1]	**(197)**	-	-	-	-	-	-	-	-	-
	31,795	24,909	**197**	169	**7,110**	4,785	**4,480**	2,606	**2,689**	1,694

[1] Turnover includes share of joint ventures and associates. Base Metals' turnover is shown before deduction of treatment charges and refining charges (TC/RCs) in 2004. Refer to note 2 for further details.
[2] EBITDA is operating profit before exceptional items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[3] The Group disposed of its holding in Gold Fields Limited in March 2004.

ANGLO AMERICAN plc
(Incorporated in England and Wales – Registered number 3564138)
('the Company')

Notice of Recommended Final Dividend

Notice is hereby given that a final dividend on the Company's ordinary share capital in respect of the year to 31 December 2004 will, subject to approval by shareholders at the Annual General Meeting to be held on Wednesday, 20 April 2005, be payable as follows:

Amount (United States currency)	51 cents per ordinary share (notes 1 and 2)
Currency conversion date	Friday, 18 February 2005
Last day to trade on the JSE Securities Exchange South Africa ('JSE') to qualify for the dividend	Friday, 4 March 2005
Ex-dividend on the JSE from the commencement of trading on	Monday, 7 March 2005
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday, 9 March 2005
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday, 11 March 2005
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depositary Participants ('CSDPs') (notes 4 and 5)	Tuesday, 5 April 2005
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 4 and 5)	Thursday, 7 April 2005
Dividend warrants posted	Thursday, 28 April 2005
Payment date of dividend	Friday, 29 April 2005

Notes:

1. *Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrars receive such election by Friday, 11 March 2005. Shareholders with an address elsewhere (except in South Africa) will be paid in US dollars. The equivalent of the dividend in sterling will be 26.8974 pence per ordinary share based on an exchange rate of US$1 = £0.5274. The equivalent of the dividend in euros will be 39.0456 euro cents per ordinary share based on an exchange rate of US$1 = €0.7656.*

2. *Shareholders on the South African branch register will be paid in South African Rand at R3.03246 per ordinary share based on an exchange rate of US$1 = R5.9460.*

3. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period Monday, 7 March 2005 to Friday, 11 March 2005 (both days inclusive).

4. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

5. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Friday, 13 May 2005.

6. Copies of the Terms and Conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board

N Jordan
Company Secretary
22 February 2005

Registered Office
20 Carlton House Terrace
London
SW1Y 5AN
England

UK Registrars
Lloyds TSB Registrars
The Causeway
Worthing, West Sussex
BN99 6DA
England

South African Transfer Secretaries
Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
(PO Box 4844, Johannesburg 2000)
South Africa